SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 9, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2008,
together with the Independent Auditor’s Report

CONTENTS

•	Independent Auditor’s Report	1
•	Cover	5
•	Balance sheets	6-9
•	Statements of income	10-11
•	Statements of changes in shareholders’ equity	12
•	Statements of cash flows	13-14
•	Notes to the financial statements	15-53
•	Exhibits A through L, N and O	54-70
•	Consolidated balance sheets	71-74
•	Consolidated statements of income	75-76
•	Consolidated statements of cash flows	77-78
•	Consolidated statements of debtors by situation	79-80
•	Notes to the consolidated financial statements with subsidiaries	81-98
•	Exhibit l to the consolidated financial statements with subsidiaries	99
•	Earnings distribution proposal	100

INDEPENDENT AUDITOR’S REPORT
Translation into English – Originally issued in Spanish
See note 23 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.
The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.
We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal control relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system in place. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.
As described in note 5 to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph were prepared by the Bank in accordance with the accounting standards set forth by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

5.
As further explained in note 23, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.
In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2008, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the professional accounting standards effective in Argentina.

7.
With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 19, 2008, we issued an audit report that included (a) qualifications for differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina and (b) an exception to the consistent application of the accounting standards due to the replacement of the statement of cash flows presented as of December 31, 2006 by a different presentation of the statement of cash flows.

After issuing the abovementioned report, the financial statements as of December 31, 2007 were adjusted to give a retroactive effect to the reclassifications described in note 3.1. to the accompanying stand-alone financial statements. We have audited these changes and, in our opinion, they have been appropriately included in the financial statements for the year ended December 31, 2007.

8.	In compliance with current legal requirements, we report that:

a)
The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)
The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)
As of December 31, 2008, liabilities accrued for employer and employee contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 9,400,226, none of which was due as of that date.

d)
During the fiscal year ended December 31, 2008, we invoiced fees for auditing services rendered to the Bank, which represent 99% of total invoicing to the Bank for any item, 62% of total auditing services invoiced to the Bank and its subsidiaries, and 62% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,
February 19, 2009

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2008

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:	Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):	Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2008	12/31/2007 (1)
ASSETS

A.	CASH
	Cash on hand	741,774	547,966
	Due from banks and correspondents
	Central Bank of Argentina	1,676,844	1,597,354
	Local Other	8,985	4,123
	Foreign	232,799	159,713
	Other	216	185
		2,660,618	2,309,341

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings in investment accounts	130,694
	Holdings for trading or financial intermediation	219,135	236,663
	Unlisted government securities	25,932	16
	Instruments issued by the Central Bank of Argentina	3,223,995	2,592,135
	less: Allowances (Exhibit J)	(27)	(27)
		3,599,729	2,828,787

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	568,459	554,527
	To the financial sector
	Interfinancing - (granted call)	77,391	65,760
	Other financing to Argentine financial institutions	37,836	94,496
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	576	1,415
	To the non-financial private sector and foreign residents
	Overdrafts	1,255,299	1,223,618
	Documents	878,379	725,157
	Mortgage loans	593,451	490,515
	Pledged loans	231,763	234,766
	Personal loans	2,805,422	2,380,854
	Credit cards	593,524	477,612
	Other (Note 6.1.)	1,707,892	1,473,687
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	148,245	113,598
	less: Unearned discount	(24,335)	(19,666)
	less: Allowances (Exhibit J)	(332,730)	(173,901)
		8,541,172	7,642,438

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2008	12/31/2007 (1)
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	293,097	156,227
	Amounts receivable from spot and forward sales pending settlement	954,226	737,102
	Securities and foreign currency receivable from spot and forward purchases pending settlement	30,799	110,180
	Unlisted corporate bonds (Exhibits B, C and D)	13,621	448
	Receivables from forward transactions without delivery of underlying asset	105
	Other receivables not covered by debtors classification standards (Note 6.2.)	378,017	325,096
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	48,541	53,898
	less: Allowances (Exhibit J)	(52,836)	(29,893)
		1,665,570	1,353,058

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	286,421	301,317
	less: Allowances (Exhibit J)	(4,392)	(3,986)
		282,029	297,331

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,622,256	1,336,016
	Other	36,540	35,152
	less: Allowances (Exhibit J)	(247)	(697)
		1,658,549	1,370,471

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	35,044	15,082
	Minimum presumed income tax - Tax Credit		23,287
	Other (Note 6.3.)	154,539	172,168
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	2,196	145
	Other accrued interest and adjustments receivable		58
	less: Allowances (Exhibit J)	(11,575)	(15,215)
		180,204	195,525

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	337,507	293,472

I.	OTHER ASSETS (Exhibit F)	122,102	178,829

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	63,477	71,916
	Organization and development costs	103,028	96,435
		166,505	168,351

K.	ITEMS PENDING ALLOCATION	2,512	1,872

TOTAL ASSETS		19,216,497	16,639,475

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2008	12/31/2007 (1)
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	3,434,813	1,327,865
	From the financial sector	18,780	10,006
	From the non-financial private sector and foreign residents
	Checking accounts	1,811,996	1,834,372
	Savings accounts	2,249,962	2,258,968
	Time deposits	4,698,444	4,647,858
	Investment accounts	155,762	63,063
	Other (Note 6.4.)	257,706	295,401
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	46,008	51,865
		12,673,471	10,489,398

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	160,758	184,594
	Banks and International Institutions (Exhibit I)	213,095	160,846
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	708,354	780,590
	Amounts payable for spot and forward purchases pending settlement	30,463	108,646
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,108,066	869,843
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)		49,225
	Other financing received from Argentine financial institutions	24,139	90,648
	Accrued interest payables		54
	Forward transactions amounts pending settlement without delivery of underlying asset	5,949
	Other (Note 6.5. and Exhibit I)	515,761	397,733
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	49,679	47,399
		2,816,264	2,689,578

N.	OTHER LIABILITIES
	Dividends payable		1
	Other (Note 6.6.)	325,545	183,657
		325,545	183,658

O.	PROVISIONS (Exhibit J)	61,266	77,029

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	521,681	490,695

Q.	ITEMS PENDING ALLOCATION	1,673	1,411

TOTAL LIABILITIES		16,399,900	13,931,769

SHAREHOLDERS' EQUITY (As per related statement)		2,816,597	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		19,216,497	16,639,475

(1)	See Note 3.1.

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,112,946	7,291,099
Contingent	2,694,310	2,568,102
Guarantees received	2,476,416	2,284,111
Other not covered by debtors classification standards	346	445
Contingent debit-balance contra accounts	217,548	283,546
Control	4,157,114	4,153,584
Receivables classified as irrecoverable	637,686	636,624
Other (Note 6.7.)	3,333,968	3,394,966
Control debit-balance contra accounts	185,460	121,994
Derivatives	3,261,522	569,413
Notional value of put options taken (Note 11.d))	24,349
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,853,588	331,411
Interest rate swap (Note 11.c))	31,970	29,388
Derivatives debit-balance contra accounts	1,351,615	208,614

CREDIT-BALANCE ACCOUNTS	10,112,946	7,291,099
Contingent	2,694,310	2,568,102
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	84,135	114,827
Other guarantees provided not covered by debtors classification standards	49,876	49,641
Other covered by debtors classification standards (Exhibits B, C and D)	83,537	119,078
Contingent credit-balance contra accounts	2,476,762	2,284,556
Control	4,157,114	4,153,584
Checks to be credited	185,460	121,994
Control credit-balance contra accounts	3,971,654	4,031,590
Derivatives	3,261,522	569,413
Notional value of put options sold (Note 11.b))	99,797	113,776
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,251,818	94,838
Derivatives credit-balance contra account	1,909,907	360,799

(1)	See Note 3.1.

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.
Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
AS OF DECEMBER 31, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2008	12/31/2007

A.	FINANCIAL INCOME
	Interest on cash and due from banks	3,338	11,536
	Interest on loans to the financial sector	15,928	30,277
	Interest on overdrafts	300,312	146,630
	Interest on documents	105,100	59,695
	Interest on mortgage loans	78,082	55,380
	Interest on pledged loans	41,576	38,213
	Interest on credit card loans	85,016	44,371
	Interest on other loans	786,316	441,796
	Interest on other receivables from financial intermediation	12,181	14,990
	Income from government and private securities, net (Note 6.8.)	427,105	290,509
	Income from guaranteed loans - Presidential Decree No. 1,387/01	27,130	25,965
	CER (Benchmark Stabilization Coefficient) adjustment	51,905	60,076
	CVS (Salary Variation Coefficient) adjustment	817	1,603
	Difference in quoted prices of gold and foreign currency	98,347	40,987
	Other (Note 6.9.)	199,954	128,459
		2,233,107	1,390,487

B.	FINANCIAL EXPENSE
	Interest on checking accounts	14,064	16,335
	Interest on savings accounts	11,775	8,993
	Interest on time deposits	798,833	371,664
	Interest on interfinancing received loans (received call)	4,007	4,620
	Interest on other financing from Financial Institutions	28	130
	Interest on other liabilities from financial intermediation	90,266	70,606
	Interest on subordinated bonds	47,523	49,858
	Other interest	5,588	6,131
	CER adjustment	19,647	24,953
	Contribution to Deposit Guarantee Fund	20,655	15,939
	Other (Note 6.10.)	114,389	90,196
		1,126,775	659,425

	GROSS INTERMEDIATION MARGIN - GAIN	1,106,332	731,062

C.	PROVISION FOR LOAN LOSSES	224,789	71,045

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	42,509	36,049
	Related to deposits	427,790	297,491
	Other fees	20,093	19,394
	Other (Note 6.11.)	149,884	128,261
		640,276	481,195

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
AS OF DECEMBER 31, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2008	12/31/2007

E.	SERVICE-CHARGE EXPENSE
	Fees	37,787	32,871
	Other (Note 6.12.)	94,520	88,898
		132,307	121,769

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	536,210	396,346
	Directors' and statutory auditors' fees	19,984	31,932
	Other professional fees	39,099	31,307
	Advertising and publicity	48,812	45,590
	Taxes	8,085	6,145
	Depreciation of equipment	41,124	31,914
	Amortization of organization costs	21,203	15,553
	Other operating expenses (Note 6.13.)	114,978	99,975
	Other	16,635	16,424
		846,130	675,186

	NET INCOME FROM FINANCIAL INTERMEDIATION	543,382	344,257

G.	OTHER INCOME
	Income from long-term investments	316,742	232,277
	Penalty interest	12,862	6,706
	Recovered loans and allowances reversed	62,497	69,726
	CER adjustments	14	104
	Other (Note 6.14.)	48,323	32,518
		440,438	341,331

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	19	36
	Charges for other receivables uncollectibility and other allowances	29,791	6,767
	Amortization of differences from deposits dollarization	17,060	19,278
	Depreciation and loss of other assets	1,833	4,922
	Goodwill amortization	8,439	9,250
	Other (Note 6.15.)	64,624	69,415
		121,766	109,668

	NET INCOME BEFORE INCOME TAX	862,054	575,920

I.	INCOME TAX (Note 4.)	202,004	80,720

	NET INCOME FOR THE FISCAL YEAR	660,050	495,200

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008								12/31/2007

				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Special - Corporate Bonds	Voluntary	Unappropriated earnings (1)	Total	Total

Balances at the beginning of the fiscal year	683,979	394,584	4,511	382,705		211	1,241,716	2,707,706	2,315,097

Own shares reacquired (1)							(380,164)	(380,164)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April, 29, 2008 and April, 26, 2007, respectively:
- Legal reserve				99,038			(99,038)
- Cash dividends							(170,995)	(170,995)	(102,591)
- Special reserve (2)					46,083		(46,083)

Reversal of special reserve from Corporate Bonds (2)					(46,083)		46,083

Net income for the fiscal year							660,050	660,050	495,200

Balances at the end of the fiscal year	683,979	394,584	4,511	481,743	-	211	1,251,569	2,816,597	2,707,706

(1) See Note 9 and Exhibit K.
(2) See Note 10.c.1)

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	2,309,341	1,896,801
Cash at end of the fiscal year	2,660,618	2,309,341
Net increase in cash	351,277	412,540

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	(156,223)	118,097
Loans
to the financial sector	62,555	224,438
to the non-financial government sector	61,628	26,089
to the non-financial private sector and foreign residents	256,847	(2,004,478)
Other receivables from financial intermediation	(171,720)	(659,434)
Assets subject to financial leases	73,511	(9,072)
Deposits
from the financial sector	8,775	7,208
from the non-financial government sector	1,925,470	381,401
from the non-financial private sector and foreign residents	(534,318)	2,096,784
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(53,232)
Others (except liabilities included under financing activities)	3,651	71,688
Collections related to service-charge income	638,718	480,208
Payments related to service-charge expenses	(132,507)	(120,791)
Administrative expenses paid	(778,153)	(617,548)
Payment of organization and development costs	(33,501)	(49,762)
Net collections related to punitive interest	12,843	6,706
Differences from payments related to court orders	(11,467)	(28,589)
Collections of dividends from other companies	30,612	850
Other (payments)/collections related to other income and losses	(8,667)	10,200
Net collections/(payments) from other operating activities	28,250	(19,953)
Payment of income tax	(61,324)	(68,498)
Net cash flows generated in/(used in) operating activities	1,161,748	(154,456)

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
Investing activities
Net payments for bank premises and equipment	(48,651)	(69,288)
Net collections/(payments) for other assets	8,421	(11,696)
Payments from purchase of investments in other companies	(635)	(48,151)
Collections from sales of investments in other companies	24
Net payments for other investing activities	(886)
Net cash flows used in investing activities	(41,727)	(129,135)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds (2)	(133,211)	749,464
Central Bank of Argentina
Other	(41,672)	(18,316)
Banks and International Institutions	35,689	(13,757)
Subordinated corporate bonds	(18,397)	(13,240)
Financing received from Argentine financial institutions	(63,331)	83,035
Payment of dividends	(170,995)	(102,591)
Other collections/(payments) for financing activities
Own shares reacquired (3)	(380,164)
Net cash flows (used in)/generated in financing activities	(772,081)	684,595

Financial income and holding gains on cash and cash equivalents	3,337	11,536

Net increase in cash	351,277	412,540

(1) See Note 3.1.
(2) See Note 10.
(3) See Note 9.

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see also note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s general regular and special shareholders’ meeting approved the amendment to the Bank’s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations regulatory agency) occurred in August 2006. Therefore, we will hereinafter refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 2.5); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. (see note 2.6.) and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (liquidated in December 2008). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A.

During 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate their structures given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized this merger, which took place on October 16, 2007 (see note 2.7.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2008, and 2007, the deposits of the Misiones Provincial Government amounted to 389,076 and 163,711 (including 52,889 and 35,248 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2008, and 2007, the deposits of the Salta Provincial Government amounted to 453,723 and 492,265 (including 89,835 and 53,681 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2008, and 2007, the deposits of the Jujuy Provincial Government amounted to 384,868 and 378,662 (including 49,201 and 32,206 related to court deposits), respectively.

2.4.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of December 31, 2008, and 2007, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 4,153 and 2,922, respectively.

Also, as of December 31, 2008, and 2007, the net income recorded through the method mentioned in the previous paragraph, amounted to 7,217 and 8,311, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of December 31, 2008, and 2007, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 990 and 5,313, respectively.

Also, as of December 31, 2008, the net loss recorded through the method mentioned in the previous paragraph amounted to 78, while as of December 31, 2007, the Bank recorded net income of 4,276.

2.5.	Banco del Tucumán S.A.

In line with its strategy to increase its market position in Argentina’s provinces, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered over the ten years following the date of the abovementioned agreement related to consumer loan portfolio, for which an allowance was fully recorded as of the purchase date. As of the date of acquisition, such liabilities amounted to about 1,662 (as of December 31, 2008, it amounted to 68). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

Therefore, the Bank recorded a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668.

As of December 31, 2008, and 2007, the positive goodwill resulting from such acquisitions was recorded under “Intangible assets” in the amount of 13,395 and 15,222, respectively (net of amortizations for 4,849 and 3,021, respectively).

Additionally, on November 28, 2006, the general regular and special shareholders' meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Also, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of December 31, 2008, and 2007, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 405,577 and 536,875 (including 218,026 and 178,087 related to court deposits), respectively.

2.6.	Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers), and Banco Macro S.A. and Nuevo Banco Suquía S.A., now merged with and into the Bank, as explained in note 2.7) (buyers), signed a stock purchase agreement, whereby the buyers acquired 100% of the common shares in Nuevo Banco Bisel S.A. (92.73% of the total capital stock), representing the same percentage of voting rights.

In addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to a mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to Seguros de Depósitos S.A. (SEDESA) as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyers; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006. In addition, on September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, approved that transaction.

As of the date of acquisition (August 10, 2006) assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

As a result of the acquisition, the Intangible assets account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders' equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of December 31, 2008, and 2007, the abovementioned goodwill totaled 50,082 and 56,686, respectively, net of amortizations of 15,960 and 9,356, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

In addition, on August 11, 2006, the buyers paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking control of such bank as from such date.

On May 28, 2007, the Bank acquired the preferred shares from SEDESA by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240, plus an annual nominal 4% interest capitalizable until payment, which will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021). See also note 6.5).

On December 20, 2007, Banco Macro S.A. sold 1,700,000 of Nuevo Banco Bisel S.A. common shares to Sud Inversiones y Análisis S.A. and another 1,700,000 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 3,970. In this regard, the Bank’s direct and indirect interest is 99.997% in the capital stock and votes.

2.7.	Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. would merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.

On June 4 and 5, 2007, the general regular and special shareholders’ meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006, and the shares exchange relationship. Furthermore, Banco Macro S.A.’s shareholders’ meeting mentioned above approved the capital stock increase of Ps. 683,943,437 to Ps. 683,978,973 through the issuance of 35,536 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank.

During 2007, the Central Bank´s Board of Directors and the CNV (Argentine Securities Commission) authorized such merger. Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.

Finally, on October 16, 2007, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former.

On February 12, 2008, the shares issued were credited to the minority shareholders of the absorbed bank.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under Central Bank rules, the balance sheet, statements of income, changes in shareholders’ equity and cash flows as of December 31, 2008, and supplementary information are presented comparatively with information as of the prior fiscal year.

Furthermore, by virtue of what was mentioned in note 3.3.l.2) to the stand-alone financial statements and in note 1.1. of the consolidated financial statements, the Bank made certain reclassifications in the financial statements as of December 31, 2007, so as to compare them with the current financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of December 31, 2008, and 2007, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in special investment accounts: As provided by Central Bank Communiqué “A” 4861 dated October 30, 2008, as supplemented, the Bank classified certain government securities under “special investment accounts”. These government securities are recorded at their cost value increased by their internal rate of return and adjusted by the benchmark stabilization coefficient (CER), as applicable.

In conformity with the abovementioned Communiqué, the cost of such holdings was calculated using its market value at the time it was classified into this category. The holdings maintained from September 30, 2008 throught October 31,2008 may be recorded without exceeding the book value as of September 30, 2008.

Additionally, when the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra offset balance sheet account created for this purpose, until the book value equals the market value. This offset account will be recognized in the income statement when the market value of the securities is above their book value.

In Exhibit A and Exhibit I to the consolidated financial statements, the market values of these holdings are disclosed at the stand-alone level and consolidated level, respectively.

ii.
Other: they were valued at the quoted price of each security effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

b.2)	Unlisted:

i.	Instruments issued by the Central Bank: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

ii.	Other: they were valued under the method established by Central Bank Communiqué “A” 3,911, as supplemented.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

The assets included (Guaranteed loans Presidential Decree No. 1,387/01 and BONAR XIII) were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the statement of income and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911, as supplemented.

For purposes of determining the present value, in the case of instruments that include indexation clauses, the contractual cash flows were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911.  As from August 2007, every month the Central Bank establishes the discount rate to be used, as set forth by Communiqué “A” 4704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

See also note 20.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in investment accounts: as explained in note 3.3.b.1).i.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER trough year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the year.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each year.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spo and forward sales pending settlement:

i)
Listed: They were valued at the effective quoted prices for each of them on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

ii)	Unlisted: As of December 31, 2008, they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.
Certificate of participation in the Fideicomiso Financiero Suquía financial trust: They were valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of the fiscal year, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of year-end, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: They were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: They were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: as of December 31, 2008, and 2007, the “Intangible Assets – Organization and development costs” account includes 23,468 and 25,211 (net of amortization for 78,105 and 64,895), respectively. These assets represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

The Central Bank informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid. The Bank had also previously recorded intangible assets and an offsetting liability for the estimated amounts of “amparos” payable in the future pursuant to the application of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007.    As a result of the August 4, 2008 notice, as of December 31, 2008, and 2007, the Bank reversed the intangible assets and related liabilites related to the unpaid “amparos”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

l.3)
Difference from court deposits dollarization: As of December 31, 2008, and 2007, the “Intangible Assets – Organization and development expenses” account includes 1,979 and 5,941 (net of amortization for 5,934 and 2,084), respectively, related to the capitalization of the dollarization effect regarding court deposits, the amounts of which are amortized in 24 equal, monthly and consecutive installments as from July 2007, as stated in Central Bank´s Communiqué “A” 4,686.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year- end.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each year.

m.4)	Put options purchased: Valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded whenever it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.
p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the Adjustments to Shareholders’ Equity account.

q.2)
Own shares reacquired: the purchase cost of own shares reaquired was debited from the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury" (see also note 9 and Exhibit K).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the years ended December 31, 2008, and 2007 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of December 31, 2008, and 2007, the Bank had no such securities.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each year, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. On December 19, 2008, this tax was extended under Law No. 26,426 through December 30, 2009. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets.  Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2008, and 2007, the Bank estimated that accrued income tax amounted to 202,004 and 80,720 respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of December 31, 2008, the Bank made income tax prepayments for 39,035 for the 2008 tax year, which were recorded in the Other receivables account.

As of December 31, 2007, the Bank capitalized 23,287 from former Nuevo Banco Suquía S.A. for minimum presumed income tax credit, in conformity with Central Bank Communiqué “A” 4295, which was used in April 2008 to settle income tax for tax year 2007.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE to unify Argentine professional accounting standards. Such changes involve adopting technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005.  Such resolution became effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008. Subsequently, through Resolutions 42/2006, 34/2008, and 85/2008, the CPCECABA approved Technical Resolutions No. 23, 24, and 25, respectively, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, for the first technical resolution, and January 1, 2009, for the other two technical resolutions, and its early adoption is permitted.  In turn, the CNV adopted Technical Resolution No. 23 through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant to these financial statements, are as follows. (Note - The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements):

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

a)
Holdings recorded in special investment accounts of unlisted government securities, unlisted instruments issued by the Central Bank and loans to the nonfinancial government sector: they are valued in accordance with the regulations and standards issued by the Argentine Government and the Central Bank described in notes 3.3.b.1)i (Central Bank Communiqué “A” 4861, as supplemented), 3.3.b.2)i (Central Bank Communiqué “A” 4414, as supplemented), 3.3.b.2)ii and 3.3.c) (Central Bank Communiqué “A” 3911, as supplemented). In particular Central Bank Communiqué “A" 3911, as supplemented, sets forth present value methods by applying regulated rates, technical values and undiscounted cash flows. Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

a.1)
Holdings in special investment accounts: As of December 31, 2008, the Bank charged 130,694 and 448,305, at stand-alone level and at consolidated level, respectively, for certain own portfolio of Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, the shareholders’ equity and income for the year ended December 31, 2008, would have decreased by 28,731 and 31,557, at stand-alone level and consolidated level, respectively.

a.2)
Holdings of unlisted government securities: As of December 31, 2008, the Bank recorded Argentine Government bonds in pesos, maturing in 2013 (BONAR XIII), for 25,932 and 51,864 at stand-alone and consolidated levels, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity and income for the year ended December 31, 2008, would have decreased by 7,649 and 15,298, at stand-alone level and consolidated level, respectively.

Additionally, at consolidated level, as of December 31, 2008, and 2007, the Bank recorded Argentine Government bonds in Argentine pesos (variable rate and maturing in 2013) and Province of Tucuman bonds (the first series in pesos and maturing in 2018 and the second series in US dollars) in the amount of 17,318 and 19,329, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, shareholders’ equity as of December 31, 2008, and 2007, would have decreased and increased by 6,341 and 1,957, respectively. Consequently, income for fiscal year 2008 would have decreased by 8,298.

a.3)
Unlisted instruments issued by the Central Bank: As of December 31, 2008, the Bank recorded unlisted own portfolio of Central Bank internal notes for 1,837,031 and 2,636,437 at stand-alone and consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the shareholders’ equity and income for the year ended December 31, 2008, would have decreased by 29,250 and 33,776, at stand-alone level and consolidated level, respectively.

a.4)
Guaranteed loans: As of December 31, 2008, and 2007, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 549,266 and 553,972, respectively, and 722,757 and 729,862, at consolidated level, respectively. Considering the statements made in note 3.3.c) according to professional accounting standards, these assets should be valued at their present value. According to this valuation method, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 209,873 and 63,471, at stand-alone level, respectively, and 259,617 and 95,810, at consolidated level, respectively. Consequently, income for fiscal year 2008 would have decreased by 146,402 and 163,807, at stand-alone and consolidated level, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

b)
Intangible assets: As of December 31, 2008, and 2007, the Bank capitalized under intangible assets 25,447 and 31,152, at stand-alone level, respectively, and 40,090 and 51,975 at consolidated level, respectively, net of the related amortization amounts, regarding the foreign exchange differences mentioned in notes 3.3.l.2) and 3.3.l.3) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 25,447 and 31,152, at stand-alone level, respectively, and 40,090 and 51,975, at consolidated level, respectively. Consequently, income for fiscal year 2008 would have increased by 5,705 and 11,885, at stand-alone and consolidated level, respectively.

c)
As of December 31, 2008, and 2007, as mentioned in note 3.3.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008.  According to the professional accounting standards, as of December 31, 2008, and 2007, the Bank should have recorded a liability of approximately 31,417 and 44,859, at the stand-alone level, respectively, and for about 46,923 and 63,014, at the consolidated level, respectively. According to this valuation method, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 31,417 and 44,859, at stand-alone level, respectively, and 46,923 and 63,014, at consolidated level, respectively. Consequently, income for fiscal year 2008 would have increased by 13,442 and 16,091, at stand-alone and consolidated level, respectively.

d)
As of December 31, 2008, the Bank recorded 29,105 under Other receivables from financial intermediation – nonsubordinated corporate bonds issued by the Bank itself, mentioned in note 10.c.2) and c.3), valued as mentioned in note 3.3.h.4), and 56,738 under Other liabilities from financial intermediation and recorded the liabilities generated by the issuance thereof, valued as mentioned in note 3.3.h.5). According to professional accounting standards, such repurchased corporate bonds should be considered settled. According to this valuation method, liabilities would have been decreased and income of 27,633 would have been recognised. Consequently, shareholders’ equity and income for the year ended December 31, 2008, would have increased by 27,633.

e)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. If the deferred tax method had been applied, as of December 31, 2008, and 2007, the Bank would have recorded an additional asset/(liability) of 47,985 and (16,109), at stand-alone level, respectively, and 78,009 and 64,415, at consolidated level, respectively. Consequently, income for the year ended December 31, 2008, would have increased by 64,094 and 13,594, at stand-alone and consolidated level, respectively.

f)
Business combinations: Under the standards set forth by the Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that brought such negative goodwill.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

The Bank's specific situation in relation to how business combinations are recorded is as follows:

f.1)
Acquisition of Banco Bansud S.A.: Under Central Bank standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560.  As of December 31, 2008, and 2007, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of December 31, 2008, and 2007, the residual value of such goodwill would have totaled 9,609 and 11,944, respectively. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 9,609 and 11,944, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 2,335.

f.2)
Acquisition of Nuevo Banco Suquía S.A.: Under Central Bank standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of December 31, 2008, and 2007, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of December 31, 2008, and 2007, the residual value as of such goodwill would have totaled 61,082 and 63,865, respectively. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 60,599 and 63,382, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 2,783.

f.3)
Acquisition of Banco del Tucumán S.A.: Under Central Bank standards, the Bank’s acquisition of Banco del Tucumán S.A. (see also note 2.5) generated an original positive goodwill in the amount of 18,242. As of December 31, 2008, and 2007, the residual value of such goodwill totaled 13,395 and 15,222, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased, as a result of the reversing of positive goodwill recorded under Central Bank standards, by 13,395 and 15,222, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 1,827.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2008, and 2007, would have decreased shareholders’ equity by 21,160 and 27,326, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 6,166.

f.4)
Acquisition of Nuevo Banco Bisel S.A.: Under Central Bank standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. (see also note 2.6) generated an original positive goodwill in the amount of 66,042. As of December 31, 2008, and 2007, the residual value of such goodwill totaled 50,082 and 56,686, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of December 31, 2008, and 2007, the residual value of such goodwill would have totaled 100,140 and 103,400, respectively.  Consequently, shareholders’ equity as of December 31, 2008, and 2007, would have decreased by 150,222 and 160,086, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 9,864.

Additionally, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of December 31, 2008, and 2007, would have decreased shareholders’ equity by 48,755 and 54,158, respectively, and additionally, income for the year ended December 31, 2008, would have increased by 5,403.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

g)
As of December 31, 2008, and 2007, the Bank recorded an interest rate swap agreement in conformity with the Central Bank accounting standards, as mentioned in note 3.3.m.2), in the amount of 31,970 and 29,388, at stand-alone level, respectively, and 39,422 and 36,238, at consolidated level, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of December 31, 2008, and 2007, the Bank should have recorded assets in the amount of 2,888 and 1,983, at stand-alone level, respectively, and 3,560 and 2,446, at consolidated level, respectively, which would have entailed increases in the Bank’s shareholders’ equity by the same amounts. Additionally, income for the year ended December 31, 2008, would have increased by 905 and 1,114, at stand-alone and consolidated levels, respectively.

h)
Interests in other companies – financial institutions: As of December 31, 2008, and 2007, subsidiaries Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. prepared their financial statements in conformity with Central Bank standards, which differ from professional accounting standards. If professional accounting standards would have been applied, and as a result of the abovementioned adjustments, the equity interest recorded by the Bank in its stand-alone financial statements regarding such subsidiaries as of such dates would have decreased and increased by around 70,539 and 11,627, respectively, and the income generated by such equity interests for the year ended December 31, 2008, would have decreased by 82,166.

If professional accounting standards would have been applied, the Bank’s shareholders' equity would have decreased by around 488,310 and 311,131, respectively. Consequently, income for the year ended December 31, 2008, would have decreased by 177,179.

5.2.	Disclosure aspects

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank presents positive goodwill (related to Banco del Tucumán S.A. and Nuevo Banco Bisel S.A.) and negative goodwill (related to the merger of Nuevo Banco Suquía S.A. with and into the Bank) under Intangible assets and Provisions, respectively. According to professional accounting assets, considering the statements in note 5.2.f) such goodwill should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

3.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		12/31/2008	12/31/2007
6.1)	Loans - Other

	Other loans	1,012,340	743,825
	Export financing and prefinancing	692,969	724,740
	Government securities	2,583	4,448
	Documentary credits		674
		1,707,892	1,473,687

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

		12/31/2008	12/31/2007

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Debt securities in financial trusts	227,147	77,030
	Certificates of participation in financial trusts	121,560	247,829
	Other	29,310	237
		378,017	325,096

6.3)	Other receivables – Other

	Sundry receivables	68,864	73,706
	Tax prepayments	43,227	40,946
	Security deposits	23,286	31,113
	Advance payments	12,173	17,584
	Other	6,989	8,819
		154,539	172,168

6.4)	Deposits - Other

	Balances of accounts without movements	156,701	200,367
	Unemployment fund for workers of the construction industry	57,124	47,187
	Attachments	15,800	15,243
	Security deposits	3,536	6,953
	Special deposits related to inflows of foreign funds	3,507	5,139
	Orders payable	322	1,045
	Other	20,716	19,467
		257,706	295,401

6.5)	Other liabilities from financial intermediation - Other

	Other payment orders pending settlement	130,220	58,289
	Miscellaneous not subject to minimum cash requirements	100,090	38,114
	Purchase of preferred shares of Nuevo Banco Bisel S.A.- SEDESA (see note 2.6)	71,653	68,890
	Amounts payable	64,707	52,730
	Other withholdings and additional withholdings	57,035	48,791
	Collections and other transactions on account and behalf of others	43,949	66,752
	Retirement pension payment orders pending settlement	21,772	15,203
	Miscellaneous subject to minimum cash requirements	10,157	18,533
	Miscellaneous	16,178	30,431
		515,761	397,733

6.6)	Other Liabilities - Other

	Taxes payable	244,708	101,725
	Miscellaneous payables	44,378	59,901
	Salaries and payroll taxes payable	19,093	10,338
	Withholdings on salaries	8,457	5,105
	Prepayment for the sale of assets	6,978	4,657
	Other	1,931	1,931
		325,545	183,657

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

		12/31/2008	12/31/2007

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody	2,377,305	2,398,401
	Managed portfolios (see note 12)	392,342	407,378
	Checks not yet collected	352,873	371,082
	Checks and securities to be debited	137,261	144,302
	Checks and securities to be collected	74,187	73,803
		3,333,968	3,394,966

6.8)	Financial income – Net income from government and private securities

	Income from government securities	321,784	246,152
	Income from participation in financial trusts	71,627	24,893
	Other	33,694	19,464
		427,105	290,509

6.9)	Financial income – Other

	Income from assets subject to financial lease	57,949	50,746
	Premiums on reverse repurchase agreements with the financial sector	50,701	36,426
	Interest on loans for export prefinancing and financing	46,793	37,639
	Other	44,511	3,648
		199,954	128,459

6.10)	Financial expense – Other

	Turnover tax	65,273	36,412
	Valuation allowance of loans to the government sector – Communiqué “A” 3,911	42,618	37,599
	Premiums on repurchase agreements with the financial sector	6,498	16,064
	Other		121
		114,389	90,196

6.11)	Service-charge income - Other

	Debit and credit card income	108,794	79,647
	Service commissions - UTE (see note 2.4)	14,053	19,864
	Rental of safe deposit boxes	10,692	9,434
	Other	16,345	19,316
		149,884	128,261

6.12)	Service-charge expense - Other

	Debit and credit card expense	46,096	38,254
	Turnover tax	22,283	18,454
	Commissions on loan placements	9,498	13,657
	Other	16,643	18,533
		94,520	88,898

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

		12/31/2008	12/31/2007

6.13)	Administrative expenses – Other operating expenses

	Maintenance, conservation and repair expenses	31,705	26,696
	Security services	28,661	24,747
	Electric power and communications	24,188	19,132
	Leases	15,502	14,098
	Stationery and office supplies	10,200	10,454
	Insurance	4,722	4,848
		114,978	99,975

6.14)	Other income – Other

	Gain on transactions or sale of bank premises and equipment, and other assets	10,514	6,111
	Other adjustments and interest on other receivables	6,124	2,596
	Services provided to Banco del Tucumán S.A.	4,762	1,980
	Credit cards	865	2,103
	Certifications	665	632
	Leases	460	701
	Other	24,933	18,395
		48,323	32,518

6.15)	Other expense – Other

	Tax on bank account transactions	28,405	20,498
	Non-computable VAT crédito	16,263	15,372
	Turnover tax	6,471	1,320
	Donations	3,039	1,373
	Corporate bonds issuance expenses	110	9,440
	Other	10,336	21,412
		64,624	69,415

7.	RESTRICTED ASSETS

As of December 31, 2008 and 2007, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 11,023 and 30,283 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
Central Bank notes (NOBACs) for 26,337 and 16,575 (for a face value of Ps. 25,051,000 and 16,202,000), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs, in Argentine pesos with variable coupon (BADLAR), for an amount of 37,289 and 48,087 (for a face value of Ps. 35,600,000 and 47,000,000, respectively) used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

d)
Central Bank notes (NOBACs) for an amount of 1,569 (for a face value of Ps. 1,500,000) as of December 31, 2008, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

e)	Other government securities for of 144 and 294, respectively.

7.2)	Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 20,367 and 12,801, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.3.) to the consolidated financial statements).

b)
Guaranteed Loans for 188,060 and 212,298 and Mortgage Bills for 16,835 and 26,389, respectively, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank. As mentioned in note 20, during January 2009, the Bank decided to prepay the amount owed under such loan, delivering the guaranteed loans.

7.3)	Other receivables from financial intermediation:

a)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

b)	Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 140,812 and 152,101, respectively.

c)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 9,961 and 10,000, respectively, made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

d)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) as of December 31, 2008, for 5,000, resulting from a contribution of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

a)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Proposis S.A. in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

b)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 15,135 and 12,011, respectively.

b)	Other security deposits for 8,151 and 5,573, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		December 31, 2008	December 31, 2007

ASSETS

Cash		30	2,755				2,785	2,258

Loans	10,364	25,016			16,374		51,754	15,785

Other receivables from financial intermediation	433,273	86,238	663	5,588			525,762	443,099

Assets subject to financial leases					581		581

Other receivables	662	535					1,197	1,349

Items pending allocation		4					4

Total assets	444,299	111,823	3,418	5,588	16,955		582,083	462,491

LIABILITIES

Deposits			190	6,276	71,672		78,138	144,383

Other liabilities from financial intermediation	435,149	86,500	663	3,806			526,118	550,340

Other liabilities	148	93					241	69

Total liabilities	435,297	86,593	853	10,082	71,672		604,497	694,792

MEMORANDUM ACCOUNTS

Debit-balance accounts – Control			317,920				317,920	18,550

Debit-balance accounts – Derivatives	614,685						614,685

Credit-balance accounts – Contingent				2,213			2,213	2,213

Credit-balance accounts – Derivatives	171,753				35,992	(2)	207,745

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		December 31, 2008	December 31, 2007

INCOME (LOSS)

Financial income	79,793	2,942		133	3,332	(2)	86,200	14,944

Financial expense	(16)	(1,075)	(7)		(2,754)		(3,852)	(5,005)

Provisions for loan losses								(2,527)

Service-charge income	4	24		37	174		239	411

Service-charge expense								(1)

Other income		4,762			3,306		8,068	4,967

Other expense								(785)

Total income (expense)	79,781	6,653	(7)	170	4,058		90,655	12,004

(1)
Related to receivables from and payables to other parties related to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank had recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts, for a net (selling) position of 35.992. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2008, the net intermediation income from such transaction generated earnings of around 311 for the Bank.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2008, amounts to 683,979. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (see Note 2.7)	36

As of December 31, 2008	683,979

(1)
On September 26, 2005, the Bank’s general regular and special shareholders’ meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, as of January 8, 2008, the Board of Directors decided to authorize the repurchase of its own common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Given the successive extensions and changes made by the Bank’s Board of Directors, as of the date of these financial statements, the maximum amount to be invested by virtue of this program is 495,000, without exceeding the amount of 102,000,000 shares, and the price payable should range between Ps. 0,01 to Ps. 4 per share. Such authorization is effective until February 27, 2009.

On April 29, 2008, the Bank’s general regular and special shareholders’ meeting approved the actions taken through that date and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.

On October 1, 2008, the Bank’s Board of Directors requested the Buenos Aires Stock Exchange’s prior authorization to reduce the subscribed and paid in capital stock by an amount of up to 60,000 representing 60,000,000 Class B shares (with a face value of Ps. 1, each entitled to 1 vote), which is treasury stock and which was purchased under section 68, Law No. 17,811. On November 21, 2008, the Central Bank authorized the capital stock reduction in the abovementioned amount. On December 19, 2008, the Company made an inquiry with the CNV in relation to the non-applicability of the requirement set forth in section 204, Business Associations Law to the reduction of capital stock by settling acquired shares under section 68, Law No. 17,811. The reply to such inquiry is still pending and no Special Shareholders' Meeting has yet been summoned to address such capital stock reduction.

Finally, as of December 31, 2008, the Bank had acquired 74,393,518 common class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total of 380,164.  After year-end and through February 16, 2009, such repurchases totaled 81,982,000 common shares and 114,800 ADSs, amounting to 409,084.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value		Residual value as of 12/31/2008	12/31/2008	12/31/2007

Subordinated	USD 83,000,000	a.1) and a.2)			13,878

Subordinated	USD 4,000,000	b)	USD 800,000	1,802	2,503

Subordinated – Class 1	USD 150,000,000	c.1)	USD 150,000,000	519,879	474,314

Non-subordinated – Class 2	USD 150,000,000	c.2)	USD 117,275,000	419,378	489,390

Non-subordinated – Class 3	USD 100,000,000	c.3)	USD 98,500,000	305,495	310,147

Total				1,246,554	1,290,232

a.1)
On February 19, 1996, the Bank’s general regular and special shareholders’ meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

a.2)
On April 12, 1995, the Bank’s general regular shareholders’ meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the corporate bonds mentioned in a.1) and a.2)  were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.  In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the dedollarization of 50% of its loans, as well as to certain aspects related to the applicable interest rate and the treatment of the compensatory and punitive interest, thus requesting the reassessment of the payments made.

In this regard, on April 20, 2007, the Bank paid 33,500 to settle the amounts owed for to the Subordinated Corporate Bonds with a face value of USD 60,000.000 and USD 5,000,000.

Also, on October 9, 2008, the Bank paid 23,536, to settle the amounts owed in relation to the Subordinated Corporate Bonds with a face value of USD 18,000,000, with the Bank, BNA (in its capacity as trustee of FFRE and/or its successor) and FFRE, mutually committed to abandoning any administrative or legal proceedings resulting from the loan.

b)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through December 31, 2008, the Bank had amortized the equivalent of USD 3,200,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

c)
On September 1, 2006, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

On June 4, 2007, the general regular and special shareholders’ meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-
Interest payments will be made with a semiannual frequency (June 18 and December 18, every year). In this regard, the Bank made payments on June 18, and December 18, 2008, for 22,160 and 24,899, respectively.

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 29, 2008, the general regular shareholders’ meeting approved the creation of the special reserve to service interest payable during the fiscal year 2008. As of December 31, 2008, such reserve was fully reversed.

The Bank used the funds derived from such issuance to grant loans.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year, starting on August 1, 2007.  Thus, the Bank made payments on February 1, 2008, and on August 1, 2008, in the amount of USD 6,375,000 and USD 5,971,250, respectively. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of December 31, 2008, the Bank repurchased nonsubordinated corporate bonds of this class for a face value amount of USD 42,555,000, having settled a face value amount of USD 32,725.000. Therefore, as of December 31, 2008, the residual capital totals a face value of USD 117,275,000. As of February 16, 2009, the repurchase and settlement amounts mentioned remained constant.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007.  Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007.  In this regard, the Bank made payments on June 9, 2008, and December 9, 2008, of amounts in pesos equivalent to USD 5,404,661 and 4,756,673, respectively. Additionally, the Bank will only be able to redeem such issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

For the same reasons regarding the macroeconomic context summarized in note 9 above, as of December 31, 2008, the Bank repurchased nonsubordinated corporate bonds of this class for a face value amount in pesos equivalent to USD 8,460,000 having settled a face value amount of USD 1,500,000. Therefore, the remaining principal totals a face value amount in pesos equivalent to USD 98,500,000. As of February 16, 2009, such repurchases of this class of nonsubordinated corporate bonds totals a face value amount in pesos equivalent to USD 8,660,000, and the amount of the settlements remained constant.

The corporate bonds mentioned in c.1) through c.3) above both included "registration rights agreements" entered into by the Bank and the placing agents whereby Banco Macro S.A. agreed to file with the SEC (Securities Exchange Commission) and make its best efforts to obtain an authorization to exchange those issuances for those registered with the SEC.  Such agreements established deadlines and penalties for the Bank to carry out the process.

On August 16, 2007, the SEC authorized the abovementioned exchange offers.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of December 31, 2008, and 2007, are as follows:

Transaction	12/31/2008	12/31/2007

Net liability position of repurchase agreements	(1,073,826)	(787,288)

Net asset position of forward foreign-currency transactions without delivery of underlying asset (a)	601,770	236,573

Position of put options sold on BODEN 2012 and 2013 coupons (b)	99,797	113,776

Interest rate swap (c)	31,970	29,388

Position of put options purchased (d)	24,349

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the years ended December 31, 2008, and 2007, amount to income (loss):

Transaction	12/31/2008	12/31/2007

Premiums on reverse repurchase agreements	52,305	38,346

Premiums on repurchase agreements	(6,498)	(16,185)

Interest rate swap	1,156	154

Forward foreign-currency transactions offset	41,751	553

Transactions with options	3,089	2,132

Total	91,803	25,000

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and M.A.E. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)
Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

The amount recorded under the Bank’s memorandum accounts and disclosed previously, is related to the residual principal of the loan (notional value of the transaction).

(d)
Related to put options purchased regarding Class “A” and “B" trust debt securities of financial trust Fideicomiso Financiero Consubond Series LXV and Class “B” trust debt securities of financial trust Fideicomiso Financiero Consubono Serie XXXIV, both unlisted and with fixed rates that may be renegotiated every month.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2008, and 2007, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,434 and 14,664, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2008, and 2007, the loans portfolio managed amounts to 43,388 and 44,068, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2008, and 2007, the loans portfolio managed amounts to 84,508 and 80,890, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2008, and 2007, the portfolio managed by the Bank amounted to 124,982 and 136,810, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2008, and 2007, the portfolio managed by the Bank for principal and accrued interest amounted to 62,397 and 63,037, respectively. See also note 15.2 to the stand-alone financial statements.

f)	In addition, as of December 31, 2008, and 2007, the Bank had under its management other portfolios for total amounts of 62,633 and 67,909, respectively.

13.	MUTUAL FUNDS

As of December 31, 2008, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	567,743,811	726,187	397,587

Pionero Renta Ahorro	22,503,675	29,105	27,882

Pionero Latam	1,615,657	3,096	3,110

Pionero F.F. – Fideicomiso Financieros	12,204,056	14,030	13,718

Pionero Renta	4,108,716	5,816	5,168

Pionero Acciones	1,292,580	1,586	1,574

Pionero Global	845,139	816	799

Galileo Event Driven F.C.I.	4,420,444	21,681	20,351

Galileo Argentina F.C.I.	2,816,202	9,726	8,549

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 8.3544% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,229 of March 25, 2008.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes.

As of December 31, 2008, and 2007, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 48,773 and 27,367, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	12/31/2008	12/31/2007

Certificates of participation:

Tucumán (a)	35,164	134,474

Godoy Cruz (b)	14,642	12,511

Fideicomiso Financiero Tucumán I (c)	12,191	3,591

Luján (d)		43,530

San Isidro (e)		16,782

Other	10,790	9,574
Subtotal certificates of participation	72,787	220,462

Debt securities:

San Isidro (e)	41,766

Sociedad Militar Seguro de Vida (f)	41,762

Consubond (f)	33,510

Consubono (f)	21,677

Tarjeta Shopping (f)	12,244	29,989

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Financial trust	12/31/2008	12/31/2007

Best Consumer (h)	11,759

Megabono (f)	11,287

Secubono (f)	10,617	4,055

Metroshop (f)	9,995	12,425

Garbarino (f)	7,849

GMAC (h)	7,836

Confibono (f)	6,886

Onext (g)		14,524

Others	9,959	16,037
Subtotal debt securities	227,147	77,030
Total	299,934	297,492
(a)	Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”.

The trustors assigned to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

In addition, the purpose of the trust "Fideicomiso Tucumán” was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued. To this end, Class “A” and Class “B” certificates of participation were issued. Class “B” certificates of participation are subordinated to the collection of Class “A” certificates of participation.

As of December 31, 2007, Banco Macro S.A. owned 100% of the Class “A” certificates of participation issued by the trust Fideicomiso Tucumán.

On June 6, 2008, Federalia Sociedad Anónima de Finanzas and Maxifarm S.A., beneficiaries of Class “B” certificates of participation in the trust “Fideicomiso Tucumán”, partially redeemed their certificates, receiving the residual values of the debt securities issued by the trust “Fideicomiso República” as consideration. Furthermore, Federalia Sociedad Anónima de Finanzas and Maxifarm S.A. sold the residual amount of such certificates of participation to Banco Macro S.A.

Given the nature of the remaining corpus assets (mainly loans), it was appropriate to partially modify Class “A” certificates of participation, which were replaced by a Class “A” certificate in Argentine pesos and a Class “A” certificate of participation in US dollars, both in favor of Banco Macro S.A.

On July 29, 2008, Banco Macro S.A. as beneficiary of 100% of the certificates of participation issued by Fideicomiso Tucumán, exercised the “Redemption in kind” option, requesting the total redemption of the “A” certificate of participation in Argentine pesos, the “A” certificate of participation in US dollars and the partial redemption of the “B” certificate of participation.

As per the latest accounting information available to date, corpus assets amounted to about 45,621.

This trust will end with the full settlement of the certificates of participation.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(b)	Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,528.

This trust will end with the full settlement of the certificates of participation.

(c)	Fideicomiso Financiero Tucumán I

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 11,977, which were assigned to Banco Macro S.A.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 14,627.

This trust will end with the full settlement of the certificates of participation.

(d)	Fideicomiso Luján

The financial trust “Fideicomiso Financiero Luján” was created to reduce the credit risk of the financing granted to Federalia S.A. de Finanzas.  To such end, on May 20, 2003, Federalia S.A. de Finanzas, in its capacity as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Luján”.

The trustors assigned to the trust real property located in the Province of Buenos Aires, Argentina.

Furthermore, “Nuevo A”, “A Prima” (subordinated to the Class “Nuevo A” certificates of participation) and Class “B” certificates of participation (subordinated to the Class “A” and “A Prima” certificates of participation) were issued. As of December 31, 2007, Banco Macro S.A. was the beneficiary of 100% of the certificates of participation issued.

As of June 6, 2008, Banco Macro S.A. sold 100% of the certificates of participation to Federalia S.A. de Finanzas.

(e)	Fideicomiso San Isidro

The purpose of the trust “Fideicomiso San Isidro” is to sell the real property received in trust and to use the proceeds to settle the certificates issued by the trust.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Therefore, on June 4, 2001, the former República S.A. de Finanzas, in its capacity as trustor, entered into a trust agreement, whereby the financial trust “San Isidro” was created.

By virtue of the agreement, the trustor assigned to the trust a real property located in San Isidro, Province of Buenos Aires, receiving the certificates of participation issued by the trust as consideration: Class “A”, Class “B” (subordinated to the Class “A” certificate of participation) and Class “C” for the remainder (subordinated to the Class “A” and Class “B” certificates of participation).

Subsequently, the certificates of participation were delivered to Banco Macro S.A. to settle a loan granted previously to República S.A. de Finanzas.

On May 10, 2007, a real property development agreement was signed to carry out the Real Property Project, based on a decision by the trust’s beneficiaries in conformity with the provisions set forth in the trust agreement.

On November 5, 2008, the purpose of the trust agreement was amended. As a result, a new certificate of participation was issued, remaining in the Bank's possession.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company.

On December 26, 2008, the Bank subscribed debt securities in US dollars for face value amounts totaling USD 11,687,366. Such face value amounts form part of a commitment undertaken by the Bank to settle the credit lines granted prior to the trust.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,544.

(f)
Mainly including provisional certificates of participation and debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(g)	Fideicomiso Onext

The purpose of the trust “Fideicomiso Onext” was to guarantee the repayment of the financing granted by the Bank and Banco Credicoop Cooperativo Limitado to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A. through the purchase of debt securities issued by such trust.

Consequently, on May 19, 2005, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacity as trustors, entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created.

The trustors assigned certain real property to the trust “Fideicomiso Onext”.  The purpose of such trust was to sell the real property to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of December 31, 2007, Banco Macro S.A. was beneficiary of 50% of the debt securities issued under Fideicomiso Onext.

On July 16, 2008, an agreement was signed to liquidate and terminate the trust, with the related distribution of corpus assets.

(h)	It is related to trusts with public offering, with no active quoted price, entered into by the Bank.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

The trust in effect, created using assets transferred by the Bank, is shown below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero "Retuc 1"	Banco Macro S.A.	S.I.A.S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	03/31/2006	4,106	(1)

(1)	Amount of the corpus assets, as per the latest accounting information available to date.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso de Energía Distribuida II	Emgasud S.A.	S.I.A.S.A.	Banco Macro S.A. - ABN AMRO Bank	05/25/2008	139,830	(1)
Fideicomiso de garantía Autopista Pilar – Pergamino I	Corredor Americano S.A.	S.I.A.S.A.	Banco Macro S.A.- Banco Hipotecario S.A.–Banco de Inversión y Comercio Exterior S.A.	12/12/2007	82,920	(1)
Prenda y Transferencia Fiduciaria en Garantía Fibra Papelera S.A.	Agrotécnica del Sur S.A. y personas físicas no vinculadas a la Entidad	S.I.A.S.A.	Banco Macro S.A.	03/23/2007	12,016	(2)
Fideicomiso Reginald Lee	Reginald Lee S.A.	S.I.A.S.A.	Banco Macro S.A.	02/26/2008	9,400	(1)
Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	05/2006	7,699	(3)
Prenda y Cesión Fiduciaria en Garantía Sunny Land S.A.	Natural persons not related to the Bank	S.I.A.S.A.	Banco Macro S.A.	04/04/2007	6,332	(2)
Other (4) and (5)					13,631

(1)	The Bank estimated the value of the managed assets based on the amount pending amortization as of December 31, 2008, of the loans granted.

(2)	Related to the equity value of the shares transferred by the trustor to the trust.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(3)	Related to the monthly average on a straight-line basis of the funds managed during the year ended December 31, 2008, or as from the starting date, if applicable.

(4)
Related to the trusts related to the following trustors: La Veloz del Norte S.A., Province of Salta, Sucesión Yeizel Katz S.H., Municipality of the Province of Salta, Horizonte S.A., EN.J.A.S.A., Los Castillos S.A., Compañía de Inversiones y Participaciones S.A., Unider Internacional S.A., Conta Walter Mario S.R.L. and Aeropuertos del Neuquén S.A.

(5)	Related to the following trusts undergoing liquidation proceedings: Casino Club, Fideicomiso Santa Rosa and Fideicomiso Transporte Automotor Plaza.

15.4.	Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Provincial government	Banco Macro S.A.	Municipalities and municipal commissions of the Province of Jujuy	12/29/2004	102,603	(1)
Fideicomiso de Garantía CONTA	Conta Walter Mario S.R.L.	Banco Macro S.A.	Barclays Bank PLC	04/20/2007	33,997	(2)
Fideicomiso de garantía Transporte urbano de pasajeros de Rosario	Empresa mixta de Transporte de Rosario S.A.	Banco Macro S.A.	Nuevo Banco Bisel S.A.	12/28/2007	18,092	(2)
Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (S.A.E.T.A.)	Banco Macro S.A.	Employees of companies, social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	13,057	(1)

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Banco Macro S.A.	Health Institute of the Province of Salta	03/28/2003	9,639	(1)
Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Banco Macro S.A.	Economy Department of the Province of Jujuy y	05/11/2000	6,675	(1)
Other (3)					15,866

(1)	Related to the monthly average on a straight-line basis of the funds managed during the year ended December 31, 2008, or as from the starting date, if applicable.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization as of December 31, 2008, of the loans granted.

(3)	Related to the trusts related to the following trustors: Municipality of the City of Salta, Province of Salta, Hospital Privado Centro Médico and Province of Misiones.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for December 2008 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 12/31/2008

Cash

Cash on hand	741,774

Amounts in Central Bank accounts	1,676,844

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	140,812

Total	2,559,430

18.	RISK MANAGEMENT POLICIES

In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact, and their relation with the fulfillment of objectives established by the Bank.

All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank's Board of Directors and has been designed to provide reasonable security of fulfilling the Bank's objectives; every single player fulfills a specific role.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

The Board of Directors establishes the organizational strategies in terms of risks and approves the policies and structures upon with the Bank will base its comprehensive risk management.

The members of the Board of Directors participate actively in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Executive, Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan, Recovery and Operational Risk Committees).

Some of the main risks in financing activities involve:

Credit risk

The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the Bank and the tolerance level established the Central Bank regulations effective to this end. Credit Risk Management is in charge of applying the policies, administrating and monitoring the exposure to risk. The  Board of Directors and the Executive and Senior Credit Committees are empowered to define and amend credit policies, the application of which is the responsibility of Management.

Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is deemed efficient based on the type of the customers in question. Compliance with Central Bank regulations, related to the diversification and concentration of credit and to the establishment of credit limits based on the customers´ net worth, is also closely monitored.

The Credit Committees (Senior, Junior, SME Banking, Agro and Large Companies and Regional) participate in this process.  Their job is to rate customers (approval of credit limits) within the framework of a credit approval system which includes the involvement of a progressive scale of credit capacity levels in relation to the amount of capital being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Management is also used to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. In relation to this, among other matters, they control the formalization and settlement of the transactions and prepare reports on portfolio behavior. Also, the classification of debtors and debtors’ guarantees are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard).

Within Credit Risk Management, the Analysis and Planning area duties involve monitoring risk exposure using tools such as alerts and indicators, preparing reports that serve as a source of information in portfolio management by Bank's Management, Credit Risk Management and the commercial areas.

Additionally, Prelegal Recovery Management defines and carries out the recovery tasks involving the arrears portfolio.

Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or neutralize the credit risks.

Operational risk

The Bank adopted the definition of Operational risk under the  Basel II Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin transmitting the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages, having fully met the objectives established for fiscal year 2008.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

Market and Liquidity Risk

The market risk is defined by the uncertainty to which the Bank’s future results are exposed in the light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.

The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.

Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.

The Bank’s investment strategies are reviewed on a regular basis by the CAP in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacitates are also assessed.

The CAP evaluates the Bank's situation based on reports provided by Finance Management. The Bank’s value at risk is also monitored. To analyze the rate risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.

The Financial Planning area uses the following instruments in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.

The reports prepared contemplate the following aspects: Changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash, changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the Assets and Liabilities Committee and issuance of warnings.

Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.

The Bank evaluates the liquidity situation through different tools, some of which include:

1.	Business Plan. This is the starting point to determine the cash needs of the current year.

2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without any significant changes in the business.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.
Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Finally, the purpose of the price risk policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, manage and control the price risk.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

One of the objectives in relation to the price risk is eliminating the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.

The Finance Management will report to the CAP on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes: identification of market factors, sensitivity to market factors, volatility, correlations, value at risk, index curves, stress test, among others.

19.	CLAIMS FROM THE A.F.I.P. (FEDERAL PUBLIC REVENUE AGENCY) – D.G.I. (FEDERAL TAX BUREAU) – D.G.R. C.A.B.A. (BUENOS AIRES CITY TAX AUTHORITIES)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the A.F.I.P. that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001.  As of December 31, 2008, the outstanding amount of 4,188 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

c)
The D.G.R.C.A.B.A. attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the D.G.R.C.A.B.A. partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed.  On December 29, 2008, the Bank filed a complaint challenging this with the Federal Administrative Tax Court in and for the City of Buenos Aires. It also requested that the precautionary measure established in section 189, Administrative Tax Code, be ordered, which involves the stay of execution of the administrative act that was challenged in the abovementioned complaint.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

20.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

As from the second half of 2008 the financial markets of the world's leading countries have been rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. In spite of the actions taken by the main countries, the future development of international markets remains uncertain.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

In Argentina, stock markets had marked decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the abovementioned economic deceleration began to show. Additionally, Law No. 26,425 was passed, which put an end to the private management of pensions (A.F.J.P. – private pension fund managers). The only system remaining in place is the government-managed pension system. As from December 2008, the A.N.Se.S.(national social security administration) began issuing auction programs of certificates of deposit for the F.G.S. (state-managed pension fund) to promote production and create employment.

On February 2, 2009, Joint Resolutions 08/2009 and 05/2009 issued by the Treasury and Finance Departments, established a debt exchange transaction of certain guaranteed loans with banks and other companies of a new bond or promissory note referred to as “Argentine Bond or Promissory Note in Argentine pesos at the Badlar interest rate + 275 basis points maturing in 2014”, issued on January 30, 2009, and full amortization by its maturity date of January 30, 2014, which allowed the original maturity date of the abovementioned guaranteed loans to be extended through such year. The interest rate paid on a quarterly basis shall be 15.4% for the first year and for the rest of the period, the Badlar rate plus 275 basis points will apply.

In this regard, on January 30, 2009, the Bank subscribed an exchange agreement whereby it exchanged the guaranteed loans for a technical value of 251,872 and received Argentina bonds (Bonar) at the Badlar interest rate + 275 basis points, in Argentine pesos maturing in 2014 for a face value amount of 246,835. Through Communiqué “A” 4898, the Central Bank established the accounting methods to record this transaction, which, in the Bank Management’s opinion, will not have negative effects on its income for fiscal year 2009.

Additionally, during January and February 2009, as set forth by Central Bank Resolution No. 06/2009 the Bank and its subsidiary Nuevo Banco Bisel S.A. have decided to prepay the payable amounts resulting from loans received to acquire Argentine Government bonds intended for the depositors of former Nuevo Banco Suquía S.A (see note 7.2.b)) and Nuevo Banco Bisel S.A. (see note 2.2.a.1)) to the consolidated financial statements), respectively.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures"  holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2) and 3.3.l.3), under Central Bank Communiqués “A” 3,916 and “A” 4,686, as of December 31, 2008, and 2007, the Bank continued capitalizing in “Intangible assets” the amounts of 25,447 and 31,152 at stand-alone level, respectively, and a total of 40,657 and 53,450 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of December 31, 2008, and 2007, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 8,606 and 7,970 at the stand-alone level, respectively, and a total of 18,233 and 21,146 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

21.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
According to Central Bank provisions, 20% of income for the year should be appropriated to Legal Reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 132,010 out of unappropriated retained earnings to increase such legal reserve.

b)
As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué "A" 4,576, the upcoming Shareholders’ Meeting shall apply 50,510 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2009.

c)
Additionally, through Communiqué “A” 4589, as supplemented, the Central Bank established the procedure that should be followed by the financial institutions in the distribution of earnings. In this regard, the banks that will be distributing earnings will have to request express authorization from the Central Bank and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of year-end:

-
Capitalized amounts for differences resulting from compliance with court orders related to the dedollarization of deposits and differences resulting from dollarization of court deposits, mentioned in notes 3.3.l.2) and 3.3.l.3) for 25,447 (net of amortizations).

-	The positive difference between the book value and the market value of government securities and guaranteed loans in portfolio amounting to 342,252.

Under Central Bank standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of December 31, 2008 as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

d)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date net of the income tax paid for the fiscal years which income is being distributed and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

22.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007	12/31/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012	34,524	29,891		29,891		29,891
Secured bonds under Presidential Decree No. 1,579/02	11,802	23,769		23,769		23,769
Federal government bonds in US dollars at 7% - Maturity: 2017	16,572	23,252		23,252		23,252
Discount bonds denominated in pesos - Maturity: 2033	13,733	22,201		22,201		22,201
Federal government bonds in US dollars at 7% - Maturity: 2015	15,680	14,034		14,034		14,034
Consolidation bonds of social security payables in pesos – Fourth Series	4,554	7,447		7,447		7,447
Consolidation bonds in pesos – Sixth series	1,640	4,122		4,122		4,122
Federal government bonds in pesos – Maturity: 2014	1,566	3,582		3,582		3,582
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,122	1,450		1,450		1,450
Federal government bonds in US dollars at LIBOR - Maturity: 2013	487	564		564		564
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	283	382		382		382
Subtotal holdings in investment accounts		130,694		130,694		130,694

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	154,382	154,382	8,611
Federal government bonds in US dollars at LIBOR - Maturity: 2012	48,966	48,966	140,068	1,390	61,668	63,058
Consolidation bonds in pesos – Second series	6,944	6,944	3,537	6,944		6,944
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,287	2,287	4,397	890	38,129	39,019
Consolidation bonds of social security payables in pesos – Third series at 2%	2,254	2,254	646	(3,417)		(3,417)
Consolidation bonds in pesos – Fourth series	1,457	1,457	3,351	750		750
Consolidation bonds of social security payables in pesos – Fourth Series	1,315	1,315	14,890	270		270
Secured bonds under Presidential Decree No. 1,579/02	643	643	35,576	643		643
Par bonds denominated in pesos - Maturity: 2038	164	164	1,590	164		164
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	161	161		161		161
Federal government bonds in pesos – Maturity: 2014			10,426
Other	562	562	13,571	1,278		1,278
Subtotal holdings for trading or financial intermediation		219,135	236,663	9,073	99,797	108,870

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 (Bonar XIII) - Maturity: 2013		25,932		25,932		25,932
Other			16
Subtotal unlisted government securities		25,932	16	25,932		25,932

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007	12/31/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09		401,535
Central Bank of Argentina bills in pesos – Maturity: 01-09-08			19,929
Central Bank of Argentina bills in pesos – Maturity: 01-21-09			8,605
Central Bank of Argentina bills in pesos – Maturity: 11-12-08			1,765
Subtotal Central Bank of Argentina Bills – Under repo transactions		401,535	30,299

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-25-09	308,070	308,070		308,070		308,070
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-10-10	53,423	53,423		53,423		53,423
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-21-09	39,327	39,327	34,041	39,327		39,327
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-25-10	34,011	34,011	1,973	34,011		34,011
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-11-09	24,894	24,894	29,290	24,894		24,894
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-06-10	7,823	7,823	6,105	7,823		7,823
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-20-10	3,442	3,442		3,442		3,442
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-20-08			354,320
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-26-08			254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 05-07-08			200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-05-08			192,663
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 08-06-08			178,411
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 04-16-08			161,335
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 11-26-08			130,757
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 07-16-08			118,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 09-10-08			60,329
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 10-15-08			57,510
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01-23-08			33,955
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 11-05-08			32,841
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 12-17-08			9,587
Central Bank of Argentina notes in pesos adjustable by CER - Maturity: 12-24-08			154

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		470,990	1,856,655	470,990		470,990

Subtotal Instruments issued by the Central Bank of Argentina		872,525	1,886,954	470,990		470,990

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2008		12/31/2007	12/31/2008
Name		Market value	Book balance	Book balance	Position Without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)			872,525	1,886,954	470,990		470,990

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-06-09			155,180
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-21-09		120,578	120,578
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-11-09			100,220
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-11-09		72,905	72,905
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-25-09			39,884
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 02-25-09		25,672	25,672
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 09-10-08				290,664
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 08-06-08				154,473
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 11-26-08				102,234
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 02-20-08				61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 03-25-10				32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 01-06-10				25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 05-07-08				15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 03-11-09				10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 10-15-08				5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 03-05-08				4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR ) – Maturity: 02-10-10				4,022

Subtotal Central Bank of Argentina Notes – Under repo transactions			514,439	705,181

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-25-09			378,401		378,401		378,401
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-27-09			311,579		311,579		311,579
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 01-07-09			224,980		224,980		224,980
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 01-20-10			214,860		214,860		214,860
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-06-09			157,782		157,782		157,782
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 02-11-09			155,073		155,073		155,073
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 07-15-09			106,215		106,215		106,215
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-04-09			102,244		102,244		102,244
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 06-24-09			81,002		81,002		81,002
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 07-29-09			52,563		52,563		52,563
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-13-09			52,332		52,332		52,332

Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio			1,837,031		1,837,031		1,837,031
Total instruments issued by the Central Bank of Argentina			3,223,995	2,592,135	2,308,021		2,308,021
Total government securities			3,599,756	2,828,814	2,473,720	99,797	2,573,517

Total government and private securities (2)			3,599,756	2,828,814	2,473,720	99,797	2,573,517

(1) The position without options as of December 31, 2008, results from the following disclosure:

Holdings as of December 31, 2008	3,599,756
Plus: Loans of government securities	2,677
Plus: Spot and forward purchases pending settlement	27,142
Less: Deposits of government securities	53,217
Less: Spot and forward sales pending settlement	1,102,638
	2,473,720

(2)  As of December 31, 2008, and 2007 the Bank booked allowances for impairment in value amounting to 27 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007

COMMERCIAL

In normal situation	4,864,650	4,327,168
With Senior “A” guarantees and counter-guarantees	101,576	53,524
With Senior “B” guarantees and counter-guarantees	493,591	362,467
Without Senior guarantees or counter-guarantees	4,269,483	3,911,177

Subject to special monitoring	7,357	9,024
In observation
With Senior “B” guarantees and counter-guarantees	1,956	2,121
Without Senior guarantees or counter-guarantees	5,401	6,903

Troubled	12,440	4,251
With Senior “B” guarantees and counter-guarantees	9,020	2,160
Without Senior guarantees or counter-guarantees	3,420	2,091

With high risk of insolvency	63,686	19,061
With Senior “B” guarantees and counter-guarantees	4,874	1,981
Without Senior guarantees or counter-guarantees	58,812	17,080

Irrecoverable	11,270	12,819
With Senior “B” guarantees and counter-guarantees	4,715	7,855
Without Senior guarantees or counter-guarantees	6,555	4,964

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	4,959,403	4,372,576

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007

CONSUMER

Performing	4,221,888	3,824,132
With Senior “A” guarantees and counter-guarantees	16,958	12,192
With Senior “B” guarantees and counter-guarantees	547,993	557,514
Without Senior guarantees or counter-guarantees	3,656,937	3,254,426

Low risk	82,760	126,000
With Senior “A” guarantees and counter-guarantees	93	261
With Senior “B” guarantees and counter-guarantees	8,963	20,223
Without Senior guarantees or counter-guarantees	73,704	105,516

Medium risk	61,876	43,473
With Senior “A” guarantees and counter-guarantees	37
With Senior “B” guarantees and counter-guarantees	4,531	7,251
Without Senior guarantees or counter-guarantees	57,308	36,222

High risk	76,395	31,625
With Senior “B” guarantees and counter-guarantees	3,921	1,963
Without Senior guarantees or counter-guarantees	72,474	29,662

Irrecoverable	24,112	18,412
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	4,258	5,945
Without Senior guarantees or counter-guarantees	19,854	12,340

Irrecoverable according to Central Bank's rules	963	4,916
With Senior “A” guarantees and counter-guarantees	1	10
With Senior “B” guarantees and counter-guarantees	134	928
Without Senior guarantees or counter-guarantees	828	3,978

Subtotal Consumer	4,467,994	4,048,558

Total	9,427,397	8,421,134

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,785,878	18.94	1,384,740	16.44
50 next largest customers	1,505,711	15.97	1,481,892	17.60
100 next largest customers	831,769	8.82	724,264	8.60
Other customers	5,304,039	56.27	4,830,238	57.36
Total	9,427,397	100.00	8,421,134	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector (1)	3	1,606	4,092	98,225		36,265	457,825	598,016
Financial sector		78,161	7,361	16,846	13,401	2,161	6,514	124,444

Non-financial private sector and foreign residents	212,517	2,010,143	1,032,642	1,270,054	870,850	1,208,298	2,100,433	8,704,937

Total	212,520	2,089,910	1,044,095	1,385,125	884,251	1,246,724	2,564,772	9,427,397

(1) The remaining terms related to the guaranteed loans were calculated according to the issuance terms and conditions (see also note 3.3.c)).

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2008					12/31/2007	Data from latest financial statements
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina

Nuevo Banco Bisel S.A.	Common	1	1	841,682,603	1,315,459	1,041,228	Financial institution	12/31/08	845,082	1,389,373	276,007
Nuevo Banco Bisel S.A. (1)	Preferred	1		66,604,774	68,600	67,932	Financial institution	12/31/08	66,605	1,389,373	276,007
Banco del Tucumán S.A.	Common	100	1	395,341	137,741	108,095	Financial institution	12/31/08	43,960	153,161	32,964
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	17,477	16,636	Brokerage house	12/31/08	12,886	17,441	2,656
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	12,376	11,361	Services	12/31/08	6,567	11,764	1,021
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,180	1,501	Mutual funds management	12/31/08	1,713	6,251	2,953
Macro Valores S.A.						166
Foreign
Macro Bank Limited (ex - Sud Bank & Trust)	Common	1	1	9,816,899	99,973	118,320	Financial institution	12/31/08	9,817	99,973	(18,347)
Red Innova Administradora de Fondos de
Inversión S.A.	Common	1	1			362
Subtotal subsidiaries					1,652,806	1,365,601

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/07	23,599	56,536	16,682
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	06/30/08	7,200	8,555	514
Visa Argentina S.A.	Common	1	1	951,018	854	238	Business services	05/31/08	1	454,782	429,039
C.O.E.L.S.A.	Common	1	1	70,650	105	95	Financial Services	12/31/07	1,000	1,760	72
A.C.H. S.A.	Common	1	1	52,000	52	52	Electronic information services	12/31/07	650	1,824	109
Mercado Abierto Electrónico S.A.	Common	1,200	1	4	47	47	Electronic information services	12/31/07	242	10,811	2,740
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/07	250	1,249	(295)
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/07	5,658	9,618	915
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/07	4,801	213,186	(919)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	272	248	Financial institution	12/31/07	882,217	1,929,203	227,430
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	200	183	Financial institution	12/31/07	882,217	1,929,203	227,430
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	11	10	Financial institution	12/31/07	882,217	1,929,203	227,430
Subtotal non-subsidiaries					4,716	4,048

Total in financial institutions, supplementary and authorized activities					1,657,522	1,369,649

In other companies
- Non-subsidiaries
In Argentina
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/07	4,604	7,538	421
El Taura S.A.					185	185	Hotel construction and explotation	12/31/07	420	2,894	(297)
Tunas del Chaco S.A. (2)					150	150	Agriculture	12/31/07	12	982	31
Emporio del Chaco S.A. (2)					150	150	Agriculture	12/31/07	12	942	5
Prosopis S.A. (2)					150	150	Agriculture	12/31/07	12	738	(20)
Other					329	575
Foreign
SWIFT S.A.	Common	1	1	3	17	16	Services	12/31/07	567,556	1,169,248	105,710
Total in other companies					1,274	1,519
Total (3)					1,658,796	1,371,168

(1) See Note 7.4.b).
(2) See Note 7.4.a).
(3) As of December 31, 2008, and 2007 the Bank carried 247 and 697, respectively, as allowance for impairment in value (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Net book value				Depreciation for the fiscal year		Net book value at end
Item	at beginning of fiscal year	Additions	Transfers	Retirements	Years of useful life	Amount	of the fiscal year

Bank premises and equipment
Buildings	166,951	10,799	46,405	6,624	50	6,904	210,627
Furniture and facilities	19,176	8,554	37	68	10	4,183	23,516
Machinery and equipment	65,813	37,730		78	5	22,520	80,945
Vehicles	41,532	1,011	805	13,412	5	7,517	22,419

Total	293,472	58,094	47,247	20,182		41,124	337,507

Other assets
Works in progress	54,218	16,289	(47,131)	1,046			22,330
Works of art	1,189						1,189
Prepayments for the purchase of assets		3,623	(2,721)	537			365
Foreclosed assets	23,243	443	32	5,730	50	373	17,615
Leased buildings	3,459	639		406	50	44	3,648
Stationery and office supplies	2,620	10,974		10,566			3,028
Other assets	94,100	12,908	2,573	35,012	50	642	73,927

Total	178,829	44,876	(47,247)	53,297		1,059	122,102

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)
	Net book value at			Amortization for the fiscal year		Net book value at end
Item	beginning of fiscal year	Additions	Retirements	useful life	Amount	of the fiscal year

Goodwill	71,916			10	8,439	63,477
Organization and development costs (1)	96,435	44,864	8	5	38,263	103,028

Total	168,351	44,864	8		46,702	166,505

(1)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,444,670	27.18	1,665,093	15.87
50 next largest customers	1,524,329	12.03	1,618,693	15.43
100 next largest customers	688,171	5.43	650,037	6.20
Other customers	7,016,301	55.36	6,555,575	62.50

Total	12,673,471	100.00	10,489,398	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	9,047,305	2,023,216	591,039	1,002,500	8,214	1,197	12,673,471

Other liabilities from financial intermediation

Central Bank of Argentina	1,432	1,286		39,376	39,376	79,288	160,758
Banks and International Institutions	14,430	23,566	9,109	677	172,685		220,467
Non-subordinated corporate bonds		14,345	2,173			708,355	724,873
Financing received from Argentine financial institutions	352	3,214	1,953	1,311	3,715	38,245	48,790
Other	439,581	277	447	897	1,772	73,924	516,898

	455,795	42,688	13,682	42,261	217,548	899,812	1,671,786

Subordinated corporate bonds		473	1,824	443	886	518,055	521,681

Total	9,503,100	2,066,377	606,545	1,045,204	226,648	1,419,064	14,866,938

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)
	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Write off	Reversals	fiscal year

ALLOWANCES
Government and private securities
For impairment in value	27				27
Loans
For uncollectibility risk and impairment in value	173,901	227,926	59,640	9,457	332,730
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	29,893	23,559	507	109	52,836
Assets subject to financial leases
For uncollectibility risk	3,986	406			4,392
Investments in other companies
For impairment in value	697	45	487	8	247
Other receivables
For uncollectibility risk	15,215	5,560	9,045	155	11,575

Total allowances	223,719	257,496	69,679	9,729	401,807

PROVISIONS
Contingent commitments	1,628	40		145	1,523
For negative goodwill	483				483
For other contingencies	66,948	23,481	18,390	21,385	50,654
Difference from court deposits dollarization	7,970	875	239		8,606

Total liabilities	77,029	24,396	18,629	21,530	61,266
(1)   See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	In treasury (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	672,743,303	1	597,201	75,542	672,743

Total	683,978,973		608,437	75,542	683,979

(1)   See also note 9.

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008										12/31/2007
	Total Parent company and	Total per currency
	Argentine	US dollar	Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	branches		sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	853,404	843,027	219	287	69	114	496	36	14	9,142	686,445
Government and private securities	121,359	121,359									154,088
Loans	1,721,835	1,719,805								2,030	1,274,130
Other receivables from financial intermediation	407,012	406,507	505								240,562
Assets subject to financial leases	66,097	66,097									19,249
Investments in other companies	100,473	100,473									119,139
Other receivables	48,686	48,686									14,351
Items pending allocation	571	571									51

Total	3,319,437	3,306,525	724	287	69	114	496	36	14	11,172	2,508,015

LIABILITIES
Deposits	1,753,692	1,753,692									1,488,396
Other liabilities from financial intermediation	836,719	830,965	196	10						5,548	875,339
Other liabilities	2,863	2,863									1,991
Subordinated corporate bonds	519,879	519,879									488,192
Items pending allocation	3	3									28

Total	3,113,156	3,107,402	196	10						5,548	2,853,946

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	506,422	506,422									241,629
Control	869,387	864,516	85	2						4,784	1,124,966
Derivatives	31,970	31,970									29,388
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	141,944	136,186								5,758	188,676

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007
Item	In normal situation	Total	Total

Loans
Overdrafts	1,433	1,433	5,298
Without Senior guarantees or counter-guarantees	1,433	1,433	5,298
Documents	634	634	842
Without Senior guarantees or counter-guarantees	634	634	842
Personal loans	425	425
Without Senior guarantees or counter-guarantees	425	425
Credit cards	7,732	7,732	2,221
Without Senior guarantees or counter-guarantees	7,732	7,732	2,221
Other	37,410	37,410	4,915
Without Senior guarantees or counter-guarantees	37,410	37,410	4,915

Total loans	47,634	47,634	13,276

Other receivables from financial intermediation	273	273	210

Assets subject to financial leases and other	510	510	697

Contingent Commitments	2,707	2,707	5,123

Investments in other companies	1,653,362	1,653,362	1,366,157
Total	1,704,486	1,704,486	1,385,463

Allowances / Provisions	235	235	267

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted monthly
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	46		99,797

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1		1,073,826

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	6	2		38,995

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	4	3		2,816,270

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	7	6	7	250,141

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	117	3	31,970

Options	Intermediation	Private	With delivery of	Over The Counter - Residents
	- own account	securities	underlying asset	in Argentina - Non-financial sector	3	1		24,349

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
ASSETS

A. CASH
Cash on hand	1,008,136	790,869
Due from banks and correspondents
Central Bank of Argentina	2,059,057	2,022,463
Local Other	9,225	4,262
Foreign	447,263	299,647
Other	216	185
	3,523,897	3,117,426

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings in investment accounts	448,305
Holdings for trading or financial intermediation	344,467	358,399
Unlisted government securities	69,958	20,151
Instruments issued by the Central Bank of Argentina	3,838,911	3,478,246
Investments in listed private securities	77,685	93,956
less: Allowances (Note 7.)	(27)	(27)
	4,779,299	3,950,725

C. LOANS (Notes 3. and 4.)
To the non-financial government sector	744,507	732,481
To the financial sector
Interfinancing - (granted call)	42,030	65,789
Other financing to Argentine financial institutions	37,836	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	557	1,417
To the non-financial private sector and foreign residents
Overdrafts	1,556,433	1,375,075
Documents	1,348,585	1,213,669
Mortgage loans	738,592	619,781
Pledged loans	339,895	347,989
Personal loans	3,806,442	3,207,547
Credit cards	869,101	722,032
Other (Note 11.1.)	2,071,927	1,718,978
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	195,026	153,902
less: Unposted payments	(29)	(69)
less: Unearned discount	(32,596)	(23,248)
less: Allowances (Note 7.)	(438,348)	(220,422)
	11,279,958	10,009,417

  (1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	412,305	191,475
Amounts receivable from spot and forward sales pending settlement	494,737	428,581
Securities and foreign currency receivable from spot and forward purchases pending settlement	54,282	149,275
Unlisted corporate bonds (Notes 3. and 4.)	53,389	44,257
Receivables from forward transactions without delivery of underlying asset	109
Other receivables not covered by debtors classification standards (Note 11.2.)	597,319	549,677
Other receivables covered by debtors classification standards (Notes 3. and 4.)	70,512	69,969
less: Allowances (Note 7.)	(228,588)	(206,939)
	1,454,065	1,226,295

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 3. and 4.)	360,781	372,866
less: Allowances (Note 7.)	(5,391)	(4,898)
	355,390	367,968

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	483	439
Other	10,286	10,669
less: Allowances (Note 7.)	(247)	(697)
	10,522	10,411

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 3. and 4.)	43,358	26,074
Minimum presumed income tax - Tax Credit	25,767	45,293
Other (Note 11.3.)	196,000	209,345
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	2,502	544
Other accrued interest and adjustments receivable		58
less: Allowances (Note 7.)	(15,838)	(27,034)
	251,789	254,280

H. BANK PREMISES AND EQUIPMENT, NET	430,842	373,111

I. OTHER ASSETS	137,357	206,580

J. INTANGIBLE ASSETS
Goodwill	63,477	71,916
Organization and development costs	135,069	128,047
	198,546	199,963

K. ITEMS PENDING ALLOCATION	3,332	2,056

TOTAL ASSETS	22,424,997	19,718,232

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

LIABILITIES	12/31/2008	12/31/2007 (1)

L. DEPOSITS (Notes 5. and 6.)
From the non-financial government sector	3,937,961	1,774,121
From the financial sector	22,438	13,310
From the non-financial private sector and foreign residents
Checking accounts	2,581,060	2,599,682
Savings accounts	2,716,913	2,780,350
Time deposits	6,031,882	5,907,005
Investment accounts	155,936	63,063
Other (Note 11.4.)	321,020	391,176
Accrued interest, adjustments, foreign exchange and quoted price differences payables	61,147	62,442
	15,828,357	13,591,149

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 6.)
Other	302,760	347,896
Banks and International Institutions (Note 6.)	224,968	160,939
Non-subordinated Corporate Bonds (Note 6.)	708,354	780,590
Amounts payable for spot and forward purchases pending settlement	68,499	158,765
Securities and foreign currency to be delivered under spot and forward sales pending settlement	679,495	445,799
Premiums on options sold		2
Financing received from Argentine financial institutions (Note 6.)
Interfinancing - (received call)	25,000	46,000
Other financing received from Argentine financial institutions	24,139	90,806
Accrued interest payables	16	53
Forward transactions amounts pending settlement without delivery of underlying asset	5,949
Other (Notes 6. and 11.5.)	625,981	493,613
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	49,783	47,387
	2,714,944	2,571,850

N. OTHER LIABILITIES
Dividends payable		1
Fees	676	732
Other (Note 11.6.)	442,026	240,482
	442,702	241,215

O. PROVISIONS (Note 7.)	83,004	101,333

P. SUBORDINATED CORPORATE BONDS (Note 6.)	521,681	490,695

Q. ITEMS PENDING ALLOCATION	2,105	1,644

MINORITY INTERESTS IN SUBSIDIARIES	15,607	12,640

TOTAL LIABILITIES	19,608,400	17,010,526

SHAREHOLDERS' EQUITY	2,816,597	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22,424,997	19,718,232

 (1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	13,368,350	10,797,838

Contingent	3,669,663	3,698,827
Guarantees received	3,295,985	3,229,071
Other not covered by debtors classification standards	346	524
Contingent debit-balance contra accounts	373,332	469,232
Control	5,435,013	5,947,864
Receivables classified as irrecoverable	774,299	832,822
Other (Note 11.7.)	4,401,411	4,931,358
Control debit-balance contra accounts	259,303	183,684
Derivatives	3,598,362	576,845
Notional value of call options taken	24,349
Notional value of forward transactions without delivery of underlying asset	2,219,777	331,411
Interest rate swap	39,422	36,238
Derivatives debit-balance contra accounts	1,314,814	209,196
Trust activity	665,312	574,302
Trust funds	665,312	574,302

CREDIT-BALANCE ACCOUNTS	13,368,350	10,797,838

Contingent	3,669,663	3,698,827
Guarantees provided to the Central Bank of Argentina	141,353	163,122
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	84,136	115,930
Other guarantees provided not covered by debtors classification standards	57,758	58,773
Other covered by debtors classification standards (Notes 3. and 4.)	90,085	131,407
Contingent credit-balance contra accounts	3,296,331	3,229,595
Control	5,435,013	5,947,864
Checks to be credited	259,303	183,684
Control credit-balance contra accounts	5,175,710	5,764,180
Derivatives	3,598,362	576,845
Notional value of call options sold		549
Notional value of put options sold	99,826	113,809
Notional value of forward transactions without delivery of underlying asset	1,214,988	94,838
Derivatives credit-balance contra account	2,283,548	367,649
Trust activity	665,312	574,302
Trust activity credit-balance contra accounts	665,312	574,302

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	7,010	19,917
Interest on loans to the financial sector	15,584	32,157
Interest on overdrafts	357,215	177,490
Interest on documents	184,852	103,428
Interest on mortgage loans	97,057	68,065
Interest on pledged loans	64,499	51,480
Interest on credit card loans	117,952	55,665
Interest on other loans	1,032,837	578,737
Interest on other receivables from financial intermediation	14,416	18,471
Income from government and private securities, net (Note 11.8.)	641,299	488,757
Income from guaranteed loans - Presidential Decree No. 1,387/01	37,043	35,043
Net income from options	261	1,604
CER (Benchmark Stabilization Coefficient) adjustment	70,477	78,065
CVS (Salary Variation Coefficient) adjustment	818	1,605
Difference in quoted prices of gold and foreign currency	143,094	48,823
Other (Note 11.9.)	245,446	131,115
	3,029,860	1,890,422

B. FINANCIAL EXPENSE
Interest on checking accounts	17,708	19,968
Interest on savings accounts	14,534	11,372
Interest on time deposits	933,881	457,395
Interest on interfinancing received loans (received call)	3,909	4,608
Interest on other financing from Financial Institutions	28	226
Interest on other liabilities from financial intermediation	91,083	70,706
Interest on subordinated bonds	47,523	49,858
Other interest	8,762	9,768
CER adjustment	32,946	43,717
Contribution to Deposit Guarantee Fund	25,945	20,182
Other (Note 11.10.)	165,743	117,465
	1,342,062	805,265

GROSS INTERMEDIATION MARGIN - GAIN	1,687,798	1,085,157

C. PROVISION FOR LOAN LOSSES	297,606	94,717

D. SERVICE-CHARGE INCOME
Related to lending transactions	63,669	53,995
Related to deposits	587,426	398,569
Other fees	23,528	21,687
Other (Note 11.11.)	217,077	188,075
	891,700	662,326

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)

E. SERVICE-CHARGE EXPENSE
Fees	57,077	49,965
Other (Note 11.12.)	115,324	100,317
	172,401	150,282

F. ADMINISTRATIVE EXPENSES
Personnel expenses	798,236	589,021
Directors' and statutory auditors' fees	26,941	37,695
Other professional fees	55,012	42,428
Advertising and publicity	53,178	50,343
Taxes	12,391	10,345
Depreciation of equipment	50,543	42,723
Amortization of organization costs	25,557	17,923
Other operating expenses (Note 11.13.)	170,926	144,158
Other	18,615	19,261
	1,211,399	953,897

NET INCOME FROM FINANCIAL INTERMEDIATION	898,092	548,587

G. OTHER INCOME
Income from long-term investments	25,847	890
Penalty interest	14,982	7,580
Recovered loans and allowances reversed	94,490	133,118
CER adjustments	95	194
Other (Note 11.14.)	53,036	41,743
	188,450	183,525

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank ok Argentina	181	64
Charges for other receivables uncollectibility and other allowances	37,242	15,599
Amortization of differences from deposits dollarization	29,509	29,279
Depreciation and loss of other assets	2,151	5,303
Goodwill amortization	8,439	9,250
Other (Note 11.15.)	84,409	82,989
	161,931	142,484

MINORITY INTEREST IN SUBSIDIARIES	(3,354)	(2,083)

NET INCOME BEFORE INCOME TAX	921,257	587,545

I. INCOME TAX (Note 10.)	261,207	92,345

NET INCOME FOR THE FISCAL YEAR	660,050	495,200

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,117,426	2,626,908
Cash at end of the fiscal year	3,523,897	3,117,426
Net increase in cash	406,471	490,518

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	80,038	(68,837)
Loans
to the financial sector	95,190	310,024
to the non-financial government sector	66,026	36,674
to the non-financial private sector and foreign residents	236,273	(2,687,238)
Other receivables from financial intermediation	(53,947)	(509,249)
Assets subject to financial leases	85,202	(31,295)
Deposits
from the financial sector	10,705	8,232
from the non-financial government sector	1,981,008	473,453
from the non-financial private sector and foreign residents	(668,310)	2,614,398
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(866)	(3,320)
Others (except liabilities included under financing activities)	(91,712)	278,226
Collections related to service-charge income	882,354	658,863
Payments related to service-charge expenses	(168,091)	(146,606)
Administrative expenses paid	(1,120,663)	(873,034)
Payment of organization and development costs	(45,258)	(57,438)
Net collections from penalty interest	14,801	7,569
Differences from payments related to court orders	(16,733)	(34,445)
Collections of dividends from other companies	26,939	636
Other (payments)/collections related to other income and losses	(12,831)	15,679
Net collections/(payments) from other operating activities	6,636	(14,711)
Payment of income tax / minimum presumed income tax	(81,967)	(80,183)

Net cash flows generated in/(used in) operating activities	1,224,794	(102,602)

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007 (1)
Investing activities
Net payments for bank premises and equipment	(72,819)	(77,661)
Net collections/(payments) for other assets	23,731	(1,559)
Payments from purchases of investments in other companies	(635)
Collections from sales of investments in other companies	922	33
Other payments for investing activities	5,032	(1,678)
Net cash flows used in investing activities	(43,769)	(80,865)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds (2)	(133,211)	749,464
Central Bank of Argentina:
Other	(79,206)	(53,681)
Banks and International Institutions	47,204	(15,844)
Subordinated corporate bonds	(18,397)	(13,240)
Financing received from Argentine financial institutions	(63,489)	82,885
Irrevocable capital		182
Payment of dividends	(171,004)	(102,591)
Other payments from financing activities
Own shares reacquired (3)	(380,164)
Other collections		(3,230)
Net cash flows (used in)/generated in financing activities	(798,267)	643,945

Financial income and holding gains on cash and cash equivalents	23,713	30,040

Net increase in cash	406,471	490,518

(1) See Note 3.1. to the stand-alone financial statements.
(2) See Note 10 to the stand-alone financial statements.
(3) See Note 9 to the stand-alone financial statements.

Notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007

COMMERCIAL

In normal situation	5,989,222	5,230,237
With Senior “A” guarantees and counter-guarantees	149,011	108,301
With Senior “B” guarantees and counter-guarantees	620,553	489,107
Without Senior guarantees or counter-guarantees	5,219,658	4,632,829

Subject to special monitoring	11,637	14,835
In observation
With Senior “B” guarantees and counter-guarantees	4,555	4,492
Without Senior guarantees or counter-guarantees	7,082	9,106
In negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees		220
Without Senior guarantees or counter-guarantees		1,017

Troubled	13,022	5,905
With Senior “B” guarantees and counter-guarantees	9,452	3,592
Without Senior guarantees or counter-guarantees	3,570	2,313

With high risk of insolvency	70,955	25,637
With Senior “B” guarantees and counter-guarantees	5,844	2,795
Without Senior guarantees or counter-guarantees	65,111	22,842

Irrecoverable	23,027	14,410
With Senior “B” guarantees and counter-guarantees	5,608	7,855
Without Senior guarantees or counter-guarantees	17,419	6,555

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	6,107,863	5,291,277

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008	12/31/2007

CONSUMER

Performing	5,983,813	5,439,011
With Senior “A” guarantees and counter-guarantees	21,426	17,458
With Senior “B” guarantees and counter-guarantees	811,788	837,088
Without Senior guarantees or counter-guarantees	5,150,599	4,584,465

Low risk	112,347	138,772
With Senior “A” guarantees and counter-guarantees	93	261
With Senior “B” guarantees and counter-guarantees	11,151	21,763
Without Senior guarantees or counter-guarantees	101,103	116,748

Medium risk	83,053	49,231
With Senior “A” guarantees and counter-guarantees	37
With Senior “B” guarantees and counter-guarantees	6,338	7,705
Without Senior guarantees or counter-guarantees	76,678	41,526

High risk	105,485	39,574
With Senior “B” guarantees and counter-guarantees	7,633	2,528
Without Senior guarantees or counter-guarantees	97,852	37,046

Irrecoverable	29,073	25,713
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	5,486	6,695
Without Senior guarantees or counter-guarantees	23,587	18,891

Irrecoverable according to Central Bank's rules	1,435	7,308
With Senior “A” guarantees and counter-guarantees	1	10
With Senior “B” guarantees and counter-guarantees	309	1,068
Without Senior guarantees or counter-guarantees	1,125	6,230

Subtotal Consumer	6,315,206	5,699,609

Total	12,423,069	10,990,886

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets, and the statements of income and cash flows for the years ended December 31, 2008, and 2007, with those of its subsidiaries detailed in point 1.2, as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of December 31, 2007, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2008):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Nuevo Banco Bisel S.A. (a)	Common Preferred	841,682,603 66,604,774	99.627%	99.598%	99.997%	99.997%

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (ex Sud Bank & Trust Company Limited) (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A. (d)	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A. (d)	Common	327,183	19.100%	19.100%	98.936%	98.936%

(a)	See also notes 2.5. and 2.6. to the Bank’s stand-alone financial statements.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 671).

(c)
As of the date of issuance of these financial statements, the registration with the IGJ of the capital increase by 3,386, unanimously approved by the General Regular Shareholders’ Meeting of Macro Securities S.A. Sociedad de Bolsa, held on May 12, 2008, was still pending.

(d)	Until March 31, 2008, Macro Fondos S.G.F.C.I. S.A. was consolidated into Sud Inversiones & Análisis S.A. As from such date it is consolidated into Macro Securities S.A. Sociedad de Bolsa.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Bank consolidated its balance sheets and statements of income and cash flows as of December 31, 2007, with Macro Valores S.A. and with Red Innova Administradora de Fondos de Inversión S.A.

On March 19, 2008, Banco Macro S.A. sold its full stockholding (99.947%) in Macro Valores S.A.

As of December 31, 2008, Red Innova Administradora de Fondos de Inversión settled the full amount of its liabilities and subsequently, in accordance with the decision approved by the Shareholders’ Meeting held December 19, 2008, it distributed all of its assets proportionately among its shareholders.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of the foreign subsidiaries were adapted to the Central Bank rules.  Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the years ended December 31, 2008, and 2007.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the years ended December 31, 2008, and 2007, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of period and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.) as of December 31, 2008, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	114,645	395,948

Liabilities	85,698	295,975

Shareholders’ equity	28,947	99,973

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of December 31, 2008:

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	Eliminations	Banco Macro S.A. consolidated
				(1)	(2)

Assets	19,216,497	4,136,905	1,382,260	395,948	67,660	2,774,273	22,424,997

Liabilities	16,399,900	2,747,532	1,229,099	295,975	37,482	1,101,588	19,608,400

Shareholders’ equity	2,816,597	1,389,373	153,161	99,973	30,178	1,672,685	2,816,597

Income (loss)	660,050	276,007	32,964	(18,347)	4,431	295,055	660,050

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2008, and 2007, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones for an amount of 24,235 and 22,168, respectively.

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of December 31, 2008, and 2007, Nuevo Banco Bisel S.A. continues to keep as security Book-entry mortgage bills and Guaranteed loans for 151,232 and 170,271, respectively, assigned to the Central Bank of Argentina to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 141,354 163,122 as of such dates. As mentioned in note 20 to the stand-alone financial statements, during February 2009, Nuevo Banco Bisel S.A. decided to prepay the amount owed under such loan, by delivering the guaranteed loans.

a.2)
As of December 31, 2008, and 2007, Central Bank listed notes (NOBAC) for a book value of 12,498 and 26,146, were delivered to the Central Bank of Argenitna to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 7,882 and 9,131 respectively.

a.3)
As of December 31, 2008, Central Bank listed notes (NOBAC) were recorded in accounts for 92,243 (face value of 87,230), used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (M.A.E.).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

b)	Other receivables from financial intermediation

As of December 31, 2008, and 2007, it continued to keep as security 43,435 and 12,117 related to the amounts of the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones.

c)	Bank premises and equipment and other assets

As of December 31, 2008, certain bank premises and equipment and other assets, with a value of 2,128, are in the process of final documentation and transfer of ownership.

d)	Other receivables

As of December 31, 2008, and 2007, this includes guarantee funds of credit card managers in the amount of 4,170 and 5,704, respectively.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Interests in other companies

a.1)
Mercado de Valores de Buenos Aires S.A.: Includes an amount of 2,087 resulting from a stock exchange-regulated repurchase agreement executed on December 26, 2008, expiring on January 2, 2009, whereby Argentine government bonds in US dollars maturing in 2012 were paid, for a residual value of 1,250 which as of December 31, 2008, were secured on such market.

a.2)
As of December 31, 2008, and 2007, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,235, and 2,117, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of December 31, 2008, and 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 3,986 and 4,285, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007.  Such contribution may be fully or partially reimbursed after two years as from the contribution date.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of December 31, 2008, and  2007:

	12/31/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,257,747	18.17	1,627,448	14.81

50 next largest customers	1,587,015	12.77	1,599,090	14.55

100 next largest customers	895,668	7.21	864,242	7.86

Other customers	7,682,639	61.85	6,900,106	62.78

Total	12,423,069	100.00	10,990,886	100.00

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of December 31, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Non-financial government sector	114,045	668,815	782,860

Financial sector	78,112	8,794	86,906

Non-financial private sector and foreign residents	7,133,991	4,419,312	11,553,303

Total	7,326,148	5,096,921	12,423,069

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of December 31, 2008, and 2007:

	12/31/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,511,064	22.18	1,666,349	12.26

50 next largest customers	1,763,591	11.14	1,827,564	13.45

100 next largest customers	877,262	5.54	875,095	6.44

Other customers	9,676,440	61.14	9,222,141	67.85

Total	15,828,357	100.00	13,591,149	100.00

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of December 31, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	15,818,844	9,513	15,828,357

Other liabilities from financial intermediation

Central Bank of Argentina	78,939	223,821	302,760

Banks and International Institutions	59,737	172,685	232,422

Non-subordinated corporate bonds	16,518	708,355	724,873

Financing received from Argentine financial institutions	31,846	41,960	73,806

Other	545,183	81,957	627,140

	732,223	1,228,778	1,961,001

Subordinated corporate bonds	2,740	518,941	521,681
Total	16,553,807	1,757,232	18,311,039

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2008:

	Balances at
	beginning of		Decreases		Balances at
Item	Year	Increases	Write off	Reversals	year-end

Allowances

For government and private securities	27				27

For loans	220,422	314,532	76,246	20,360	438,348

For other receivables from financial intermediation	206,939	24,099	761	1,689	228,588

For assets subject to financial lease	4,898	614		121	5,391

For investments in other companies	697	45	487	8	247

For other receivables	27,034	7,332	18,011	517	15,838

Total	460,017	346,622	95,505	22,695	688,439

Provisions

For contingent commitments	1,660	40		177	1,523

For negative goodwill	483				483

For other contingencies	78,044	28,792	22,686	21,385	62,765

Difference from court deposits dollarization	21,146	1,864	4,777		18,233

Total	101,333	30,696	27,463	21,562	83,004

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of December 31, 2008, and  2007:

	12/31/2008							12/31/2007
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Assets

Cash	1,289,351	1,272,323	357	287	496	15,647	241	1,001,459

Government and private securities	510,061	510,061						288,364

Loans	2,128,481	2,126,451				2,030		1,598,906

Other receivables from financial intermediation	413,169	412,664	505					236,249

Assets under financial lease	69,188	69,188						20,343

Interests in other companies	500	500						1,337

Other receivables	57,613	57,613						22,641

Items pending allocation	803	803						52

Total	4,469,166	4,449,603	862	287	496	17,677	241	3,169,351

Liabilities

Deposits	2,521,198	2,519,893				1,305		2,119,235

Other liabilities from financial intermediation	901,277	894,323	196	10		6,748		984,008

Other liabilities	8,360	8,360						7,289

Subordinated corporate bonds	519,879	519,879						488,192

Items pending allocation	3	3						28

Total	3,950,717	3,942,458	196	10		8,053		3,598,752

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

	12/31/2008							12/31/2007
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)

Contingent	579,621	579,621						325,699

Control	1,147,727	1,142,833	85	2		4,807		1,680,183

Derivatives	39,422	39,422						76,697

Credit-balance accounts
(except contra credit-balance accounts)

Contingent	148,526	142,768				5,758		201,226

Derivatives								549

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of December 31, 2008, and, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	12/31/2008	12/31/2007

Futures / Foreign currency	3,184,624	426,249

Futures / Government securities	629,543	291,685

Forwards / Foreign currency	250,141

Options / BODEN coupons	99,826	113,809

Options / Stock index		549

Swap / Other	39,422	36,238

Options / Private securities	24,349

Forwards / Government securities		3,328

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

In addition, positions of transactions effective as of December 31, 2008, and 2007, are as follows:

Transaction	12/31/2008	12/31/2007

Net liability position of repurchase agreements	(629,543)	(261,400)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	1,004,789	236,573

Position of put options sold on BODEN 2012 and 2013 coupons	99,826	113,809

Interest rate swap	39,422	36,238

Position of put options purchased of private securities	24,349

Position of stock index call options sold		549

Net liability position of forward government securities transactions offset		(3,328)

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

As of December 31, 2008, and 2007, Banco del Tucumán S.A. estimated income tax for 30,200 and 10,423, respectively. In addition, as of December 31, 2008, it capitalized income tax prepayments in the amount of 7,057 for fiscal year 2008. In addition, as of December 31, 2007, such bank capitalized 3,601 as minimum presumed income tax credit under the terms of Central Bank Communiqué “A” 4295 which, as of the date of issuance of these financial statements was used to settle income tax for fiscal year 2007. As of December 31, 2008, the bank had no such capitalized amounts.

As of December 31, 2008, Nuevo Banco Bisel S.A. estimated income tax in the amount of 25,600, while, as of fiscal year 2007 it did not accrue income tax because as of such date it carried NOLs, and assessed an accrual (net of prepayments) for minimum presumed income tax in the amount of 3.706. In addition, such bank capitalized 25,704 as minimum presumed income tax, of which 17,574 would be used to settle income tax for fiscal year 2008. It is believed that the remaining 8,130 will be used for fiscal year 2009.

During the year ended December 31, 2007, Nuevo Banco Bisel S.A. reversed the allowances recorded for all minimum presumed income tax credits, based on the compliance with the requirements established by Central Bank Communiqués “A” 4295 and “A” 4111, as amended, and the estimates related to the future progress of the Bank’s business, which show a high degree of likelihood that taxable income will allow absorbing such credits.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

12/31/2008	12/31/2007

11.1)	Loans - Other

Other loans	1,224,555	864,750
Export financing and prefinancing	844,629	848,982
Government securities	2,583	4,448
Documentary credits	160	798
	2,071,927	1,718,978

11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	337,809	471,942
Debt securities in financial trusts	227,147	77,030
Other	32,363	705
	597,319	549,677

11.3)	Other receivables - Other

Sundry receivables	89,848	89,901
Tax prepayments	57,140	51,674
Security deposits	28,797	25,190
Advance payments	14,436	33,434
Other	5,779	9,146
	196,000	209,345

11.4)	Deposits - Other

Balances of accounts without movements	203,607	231,326
Unemployment fund for workers of the construction industry	60,163	50,307
Attachments	15,885	15,616
Special deposits related to inflows of foreign funds	4,029	19,851
Security deposits	3,741	5,289
Orders payable	478	5,971
Other	33,117	62,816
	321,020	391,176

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2008	12/31/2007

11.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	143,340	67,152
Miscellaneous not subject to minimum cash requirements	124,832	55,910
Other withholdings and additional withholdings	83,064	63,879
Amounts payable	76,230	56,237
SEDESA – Purchase of preferred shares of Nuevo Banco Bisel S.A. (see note 2.6. to the stand-alone financial statements)	71,653	68,890
Collections and other transactions on account and behalf of others	61,583	102,163
Retirement pension payment orders pending settlement	29,426	19,149
Miscellaneous subject to minimum cash requirements	11,033	18,594
Miscellaneous	24,820	41,639
	625,981	493,613

11.6)	Other liabilities - Other

Taxes payable	319,533	123,300
Miscellaneous payables	68,116	86,045
Salaries and payroll taxes payable	30,750	16,052
Withholdings on salaries	12,280	7,315
Prepayment for the sale of assets	9,272	5,771
Other	2,075	1,999
	442,026	240,482

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	3,198,991	3,814,881
Checks not yet collected	479,286	371,082
Managed portfolios	420,424	424,957
Checks and securities to be debited	202,336	218,275
Checks and securities to be collected	100,374	102,163
	4,401,411	4,931,358

11.8)	Financial income – Net income from government and private securities

Income from government securities	534,485	437,032
Income from participation in financial trusts	72,162	31,166
Other	34,652	20,559
	641,299	488,757

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2008	12/31/2007

11.9)	Financial income – Other

Income from assets subject to financial lease	73,180	60,250
Interest on loans for export prefinancing and financing	56,569	44,821
Premiums on reverse repurchase agreements with the financial sector	37,518	22,722
Other	78,179	3,322
	245,446	131,115

11.10)	Financial expense – Other

Turnover tax	93,820	51,928
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	66,125	54,274
Premiums on repurchase agreements with the financial sector	5,571	11,181
Other	227	82
	165,743	117,465

11.11)	Service-charge income - Other

Debit and credit card income	153,210	95,644
Rental of safe deposit boxes	16,282	12,904
Service commissions-UTE (see note 2.4. to the stand-alone financial statements)	14,053	19,864
Other	33,532	59,663
	217,077	188,075

11.12)	Service-charge expense - Other

Debit and credit card expense	54,251	40,243
Turnover tax	33,073	26,329
Commissions on loan placements	9,828	13,657
Other	18,172	20,088
	115,324	100,317

11.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	48,251	36,930
Security services	42,241	35,487
Electric power and communications	37,240	32,206
Leases	21,769	18,686
Stationery and office supplies	15,335	14,739
Insurance	6,090	6,110
	170,926	144,158

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2008	12/31/2007

11.14)	Other income – Other

Gain on transactions or sale of bank premises and equipment, and other assets	13,617	9,412
Other adjustments and interest on other receivables	7,828	3,905
Credit cards	978	2,186
Certifications	698	632
Leases	531	769
Other	29,384	24,839
	53,036	41,743

11.15)	Other expense – Other

Tax on bank account transactions	38,040	25,649
Non-computable VAT credit	23,037	21,066
Turnover tax	7,196	1,746
Donations	3,136	1,772
Corporate bonds issuance expenses	110	9,440
Other	12,890	23,316
	84,409	82,989

12.	PORTFOLIO MANAGEMENT

In addition to the disclosures in note 12 to the Bank’s stand alone financial statements, as of December 31, 2008, and 2007, Banco del Tucumán S.A. manages:

12.1.
The loan portfolio assigned as part of the transfer process of Banco San Miguel de Tucumán S.A. for a total of 13,427 as of December 31, 2007.  The management agreement for the residual portfolio of former Banco San Miguel de Tucumán S.A. executed by Banco del Tucumán S.A. and the Municipality of San Miguel de Tucumán was terminated on July 8, 2008, sending notice thereof to the Central Bank on October 17, 2008, under file No. 054908.

12.2.	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 9,627 and 4,152, respectively.

12.3.	The trust agreement Fideicomiso Financiero BATUC I for a total of 18,455, as of December 31, 2008.

13.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

13.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation (net of provisions for 175,120 and 176,430) recorded in their financial statements as of December 31, 2008, and 2007, respectively:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

Financial trust	12/31/2008	12/31/2007

Certificates of participation:

TST & AF (a)	33,148	33,611

Other	7,981	14,072
Subtotal certificates of participation	41,129	47,683

(a)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer – Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 33% of the Class “A” certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 199,549.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

In addition, within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, Fideicomiso Bisel was created with assets transferred by former Banco Bisel S.A., being Banco de la Nación Argentina appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of December 31, 2008, and 2007, Banco Macro S.A., through its subsidiary Nuevo Banco Bisel S.A., owns 100% of the certificates issued by the trust.

As of December 31, 2008, and 2007, the amounts receivable recorded were fully provisioned, since they were deemed unrecoverable.

13.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The trust in effect, created using assets transferred by the Bank, is shown below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero Batuc I	Banco del Tucumán S.A.	Sud Inversiones y Analisis SA	Banco del Tucuman SA	12/31/2008	190	(1)

(1) Amount of the corpus assets, as per the latest accounting information available to date.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish – See note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

13.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration):

In these trusts, the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Puerto Madero Siete	Investors (natural persons related to the Bank)	S.I.A.S.A.	Investors (natural persons)	09/27/2005	183,684	(1)
Fideicomiso Mypes II	Ministry of Economy and Production	S.I.A.S.A.	Ministry of Economy and Production	05/26/2004	14,134	(1)
Fideicomiso Financiero "Racing por Siempre I "	Blanquiceleste S.A.	S.I.A.S.A..	Blanquiceleste S.A.	10/23/2006	7,618	(1)

(1)	Amount of the corpus assets, as per the latest accounting information available.

As of December 31, 2008, the guarantee trust SINERGIA is undergoing liquidation proceedings as the purpose of the agreement executed on July 23, 2007, has been fulfilled.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007
Name	Market value	Book balance	Book balance
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012	238,962	235,546
Consolidation bonds of social security payables in pesos – Third series at 2%	71,900	76,400
Argentine Government bonds in US dollars at 7% - Maturity: 2015	54,127	49,590
Secured bonds under Presidential Decree No. 1,579/02	11,802	23,769
Argentine Government bonds in US dollars at 7% - Maturity: 2017	16,572	23,252
Discount bonds denominated in pesos - Maturity: 2033	13,733	22,201
Consolidation bonds of social security payables in pesos – Fourth Series	4,554	7,447
Consolidation bonds in pesos – Sixth series	1,640	4,122
Federal government bonds in pesos – Maturity: 2014	1,566	3,582
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,122	1,450
Federal government bonds in US dollars at LIBOR - Maturity: 2013	487	564
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	283	382
Subtotal holdings in investment accounts		448,305

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	209,277	209,277	18,746
Federal government bonds in US dollars at LIBOR - Maturity: 2012	96,415	96,415	140,870
Discount bonds denominated in US dollars - Maturity: 2033 (governed by New York State legislation)	9,975	9,975	1
Argentine Government bonds in US dollars at 7% - Maturity: 2015	9,627	9,627	17
Consolidation bonds in pesos – Second series	6,944	6,944	3,537
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,304	2,304	4,399
Consolidation bonds of social security payables in pesos – Third series at 2%	2,280	2,280	55,212
Argentine Government bonds at 7% - Maturity: 2017	1,633	1,633	45,954
Argentine Government bonds in US dollars at 7% - Maturity: 2011	1,565	1,565	1,462
Consolidation bonds in pesos – Fourth series	1,523	1,523	4,663
Consolidation bonds of social security payables in pesos – Fourth Series	1,324	1,324	15,458
Secured bonds under Presidential Decree No. 1,579/02	652	652	38,299
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	255	255	368
Par bonds denominated in pesos - Maturity: 2038	181	181	1,590
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	161	161
GDP-related securities in pesos – Maturity: 2035	96	96	1,109
Consolidation bonds in pesos – Sixth series	12	12	2,036
Federal government bonds in pesos – Maturity: 2014			10,426
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Federal government bonds in pesos – Maturity: 2008			3,414
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán in pesos – Consadep – First series			2,828
Other	243	243	477
Subtotal local holdings for trading or financial intermediation		344,467	358,399

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 3,50 (Bonar XIII) - Maturity: 2013		51,864
Federal government bonds in pesos at LIBOR - Maturity: 2013		10,385	11,987
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		5,419	8,112
Province of Tucumán bonds - First series in pesos - Maturity: 2018		2,290
Other			52
Subtotal unlisted government securities		69,958	20,151

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-23-09		425,963
Central Bank of Argentina bills in pesos – Maturity: 01-09-08			19,929
Central Bank of Argentina bills in pesos – Maturity: 11-12-08			1,765
Central Bank of Argentina bills in pesos – Maturity: 01-21-09			8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions		425,963	30,299

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 02-25-09	333,742	333,742
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-11-09	166,538	166,538	237,350
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-21-09	162,736	162,736	180,836
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-10-10	53,423	53,423
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-25-10	34,540	34,540	1,973
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-11-09	10,252	10,252	30,168
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-06-10	7,823	7,823	6,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-20-10	3,442	3,442
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-20-08			384,905
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 09-10-08			350,993
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 08-06-08			314,470
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 11-26-08			295,678
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-26-08			254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 04-16-08			218,412
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 05-07-08			200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-05-08			192,663
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 11-05-08			185,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 12-17-08			139,492
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 07-16-08			118,409
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01-23-08			99,539
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 10-15-08			57,510
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12-24-08			154

Subtotal Central Bank of Argentina notes - Listed - Own portfolio		772,496	3,268,654

Subotal instruments issued by the Central Bank of Argentina		1,198,459	3,298,953

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,198,459	3,298,953

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-25-10			32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-20-08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 01-06-10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 08-06-08			21,483
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 05-07-08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-11-09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 10-15-08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 03-05-08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR) – Maturity: 02-10-10			4,022
Subtotal Central Bank of Argentina Notes – Under repo transactions			179,293

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-25-09		425,842
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-06-09		312,962
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-27-09		311,579
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 01-07-09		257,567
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 01-20-10		214,860
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 07-15-09		212,251
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 07-29-09		157,657
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 05-13-09		156,981
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 02-11-09		155,073
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-11-09		151,060
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-04-09		102,244
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 03-18-09		101,374
Central Bank of Argentina internal notes in pesos with variable BADLAR – Maturity: 06-24-09		81,002
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		2,640,452
Total instruments issued by the Central Bank of Argentina		3,838,911	3,478,246
Total government securities		4,701,641	3,856,796

INVESTMENTS IN LISTED PRIVATE SECURITIES

Debt securities
- Local
Corporate Bonds - Panamerican Energy LLC	29,279	29,279	6,699
Corporate Bonds- Telefónica	25,702	25,702	10,660
Corporate Bonds - YPF	6,487	6,487	2,990
Geometric fund	5,954	5,954	4,724
Mutual Fund - Pionero FF	3,127	3,127	1,159
Mutual Funds - Pionero Pesos	2,460	2,460	4,576
Corporate Bonds - Pesaar	2,161	2,161	3,246
Mutual Funds - Pionero Latam	880	880	9,906
Credit Suisse M.M. Fund	702	702
Mutual Funds - Pionero Global	554	554	613
Shares - Solvay Indupa	378	378
Commercial Paper - UBS Financial			25,243
Frankling Templeton Funds			5,916
Spy equity - Share index			4,843
Commercial Paper - Erste Bank			4,261
Mutual Funds - Pionero Renta			2,889
Shares - Quickfood			2,599
Others	1	1	3,632
Total Investments in listed private securities		77,685	93,956
Total government and private securities (1)		4,779,326	3,950,752

(1)  As of December 31, 2008, and  2007 the Bank booked allowances for impairment in value amounting to 27.

Jorge H. Brito
Chairperson

EARNINGS DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2008
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS	1,251,569
To legal reserve (20% of 660,050)	(132,010)
SUBTOTAL 1	1,119,559
To the reserve under Central Bank rules - Special for subordinated corporate bonds (1)	(50,510)
Adjustment (Points 2.1.1., 2.1.2. and 2.1.5. of Central Bank rules regarding "Distribution
of earnings") (2) and (4)	(367,699)
SUBTOTAL 2	701,350

DISTRIBUTABLE AMOUNT (3)	241,054

DISTRIBUTED EARNINGS
To cash dividends
- Outstanding common stock (Ps. 0.25 s/ 599,479) (5)	149,870

UNDISTRIBUTED EARNINGS	91,184

(1)	See Note 21.b).
(2)	See Note 21.c).
(3)
Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2008, also considering the restrictions further described in note 21. as established by Central Bank rules regarding "Distribution of earnings".

(4)	Includes the following items: - Guaranteed loans in the amount of 230,193, presented for the exchange on January 30, 2009. The adjustment totals 101,659.
- Guaranteed loans in the amount of 122,808, assigned on February 2, 2009, to pre-settle the payable for the loan granted to purchase the Boden 2012 for depositors. The adjustment totals 19,903.
(5)	The cash distribution of dividends involves Ps. 0.25 per share, calculated according to outstanding shares as of February 18, 2009. This distribution is subject to Central Bank authorization.

Jorge H. Brito
Chairperson

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 9, 2009
MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director